UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
29 January 2026
Commission File number 001-15246
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)
33 Old Broad Street
London
EC2N 1HZ
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1)
________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7)
________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File
No. 333-287829) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Page 1 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
EXPLANATORY NOTE
This report on Form 6-K, which includes the unaudited consolidated results of Lloyds Banking Group plc for the year ended 31 December 2025, is being incorporated by reference into the Registration Statement with File No.
333-287829.
BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the
Group) for the year ended 31 December 2025. Unless otherwise stated, income statement commentaries throughout this document compare the year ended 31 December 2025 to the year ended 31 December 2024 and the balance sheet analysis compares the Group balance sheet as at 31 December 2025 to the Group balance sheet as at 31 December 2024.

Page 2 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities
Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group)
and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements.
Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’,
‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’,
‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.
Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); imposed and threatened tariffs and changes to global trade policies; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the escalation of conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand;
exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints;
failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations;
failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks;
technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions;
inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group’s financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds
Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts.
Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Page 3 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	2025 £m	2024[1] £m

Interest income	30,749	31,288
Interest expense	(17,519)	(19,011)
Net interest income	13,230	12,277
Fee and commission income	3,118	2,943
Fee and commission expense	(1,334)	(1,184)
Net fee and commission income	1,784	1,759
Net trading income	1,485	1,812
Insurance revenue	3,438	3,291
Insurance service expense	(2,543)	(2,733)
Net expense from reinsurance contracts held	(139)	(72)
Insurance service result	756	486
Net investment return on assets held to back insurance and investment contracts	23,844	16,013
Net finance expense in respect of insurance and investment contracts	(24,044)	(16,278)
Net investment return and finance result in respect of insurance and investment contracts	(200)	(265)
Other operating income	2,367	1,934
Other income	6,192	5,726
Total income	19,422	18,003
Operating expenses	(11,966)	(11,601)
Impairment	(795)	(431)
Profit before tax	6,661	5,971
Tax expense	(1,904)	(1,494)
Profit for the year	4,757	4,477

Profit attributable to ordinary shareholders	4,196	3,923
Profit attributable to other equity holders	463	498
Profit attributable to equity holders	4,659	4,421
Profit attributable to non-controlling interests	98	56
Profit for the year	4,757	4,477

Basic earnings per share	7.0p	6.3p
Diluted earnings per share	6.9p	6.2p

Dividends per share – ordinary	3.65p	3.17p
1Comparative periods have been represented for presentational changes. See note 1.

Page 4 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 31 Dec 2025 £m	At 31 Dec 2024 £m

Assets
Cash and balances at central banks	56,661	62,705
Financial assets at fair value through profit or loss	240,413	215,925
Derivative financial instruments	19,727	24,065
Financial assets at amortised cost	553,672	531,777
Financial assets at fair value through other comprehensive income	36,320	30,690
Other assets	37,279	41,535
Total assets	944,072	906,697
Liabilities
Deposits from banks	5,779	6,158
Customer deposits	496,457	482,745
Repurchase agreements at amortised cost	38,570	37,760
Financial liabilities at fair value through profit or loss	27,909	27,611
Derivative financial instruments	16,132	21,676
Debt securities in issue at amortised cost	78,271	70,834
Liabilities arising from insurance and participating investment contracts	135,284	122,064
Liabilities arising from non-participating investment contracts	61,640	51,228
Other liabilities	26,269	30,644
Subordinated liabilities	9,894	10,089
Total liabilities	896,205	860,809
Total equity	47,867	45,888
Total equity and liabilities	944,072	906,697
CAPITAL METRICS

	At 31 Dec 2025	At 31 Dec 2024

Risk-weighted assets	£235.5bn	£224.6bn
Common equity tier 1 ratio	14.0%	14.2%
Tier 1 capital ratio	16.2%	16.6%
Total capital ratio	18.9%	19.0%

Page 5 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
FINANCIAL REVIEW
Income statement
The Group’s statutory profit before tax for 2025 was £6,661 million, 12% higher than in 2024. This included higher total income, partially offset by higher operating expenses and a higher impairment charge. Profit after tax was
£4,757 million and earnings per share were 7.0 pence (2024: £4,477 million and 6.3 pence respectively).
Total income for 2025 was £19,422 million, an increase of 8% on the prior year (2024: £18,003 million). Net interest income of £13,230 million was up 8% (2024: £12,277 million), driven by higher average interest-earning assets and a higher margin, benefitting from franchise led volume growth and stronger structural hedge income as eligible balances were reinvested in a higher rate environment, partially offset by continued mortgage and deposit headwinds.
Other income increased by 8% to £6,192 million (2024: £5,726 million), with higher other operating income and a higher insurance service result, partially offset by lower net trading income. Other operating income increased by
22% to £2,367 million (2024: £1,934 million) as a result of vehicle fleet growth and higher average vehicle rental values in UK Motor Finance within Retail. The insurance service result increased by 56% to £756 million (2024:
£486 million), benefitting from higher income in the workplace pensions business, higher general insurance income net of claims and the full acquisition of Schroders Personal Wealth in the fourth quarter. This was alongside the gain on sale of the Group’s bulk annuities portfolio to Rothesay Life plc in the first half of the year. Net trading income reduced to £1,485 million (2024: £1,812 million), largely due to market movements partially offset by strong income growth from Lloyds Living.
Total operating expenses of £11,966 million (2024: £11,601 million) included a higher remediation charge relating to motor finance commission arrangements. Excluding remediation, the impact of strategic investment (including planned higher severance), business growth costs (including the full acquisition of Schroders Personal Wealth) and inflationary pressures were partially mitigated by cost savings from investment and continued business-as-usual cost discipline. Operating expenses include operating lease depreciation which increased due to fleet growth, the depreciation of higher value vehicles and declines in used electric car prices, partly mitigated through lease extensions, used car leasing and remarketing agreements.
A remediation charge of £968 million was recognised by the Group in 2025 (2024: £899 million), including
£800 million in relation to the potential impact of motor finance commission arrangements taken in the third quarter, bringing the total provision recognised for motor finance to £1,950 million.
The 2025 impairment charge was £795 million, up from £431 million in 2024 which benefitted from a large credit from improvements in the Group’s economic outlook. In Retail, the charge for 2025 reflected both strong performance alongside the benefits from calibrations and model refinements and a debt sale. In Commercial
Banking, higher charges in the first half of the year driven by a small number of individual cases were more than offset by releases from Stage 1 and Stage 2 model calibrations capturing strong credit performance and reducing interest rates throughout the year.

Page 6 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
FINANCIAL REVIEW (continued)
Balance sheet
As at 31 December 2025, total assets were £944,072 million, £37,375 million higher than the prior year (31
December 2024: £906,697 million). Financial assets at amortised cost were £553,672 million, £21,895 million higher versus the prior year (31 December 2024: £531,777 million), supported by increases in loans and advances to customers. This included growth of £10,806 million in UK mortgages, alongside growth across UK Retail unsecured loans, credit cards, UK Motor Finance and the European retail business totalling £7,307 million. Lending balances increased by £2,707 million in Commercial Banking, with higher Institutional balances including securitised products, alongside corporate infrastructure growth, partially offset by repayments of government-backed lending.
Financial assets held at fair value through profit or loss at £240,413 million increased by £24,488 million during the year, with increased holdings in the Insurance business as a result of market gains on investments held to back insurance and investment contract liabilities as well as increased reverse repurchase agreements in the banking business.
Derivative financial assets were £4,338 million lower at £19,727 million versus the prior year (31 December 2024:
£24,065 million), driven by market movements in the year. Financial assets at fair value through other comprehensive income of £36,320 million increased by £5,630 million in the year reflecting increases in liquid asset holdings. Cash and balances at central banks reduced by £6,044 million to £56,661 million (31 December 2024:
£62,705 million) reflecting a change in the mix of liquidity holdings. Other assets were £4,256 million lower, primarily reflecting the disposal of the Group’s bulk annuity business in the second quarter, partially offset by increased operating lease assets resulting from fleet growth and higher value vehicles in UK Motor Finance and increased investment properties from business growth in Lloyds Living.
Total liabilities were £896,205 million, £35,396 million higher over the year (31 December 2024: £860,809 million).
Customer deposits of £496,457 million increased in the year by £13,712 million. Retail deposits increased
£5,442 million in the year, including growth in Retail savings accounts, as a result of net inflows to limited withdrawal and fixed term deposits particularly through increased ISA balances, and growth in European retail balances. This was alongside strength in current account balances. Commercial Banking deposits were up
£8,418 million, resulting from growth in targeted sectors. Repurchase agreements at amortised cost increased by
£810 million to £38,570 million (31 December 2024: £37,760 million), following £13 billion of repayments of drawings from the Bank of England’s Term Funding Scheme with additional incentives for SMEs (TFSME), more than offset by increased repurchase agreements.
Financial liabilities at fair value through profit or loss were stable at £27,909 million at 31 December 2025 and derivative financial liabilities decreased by £5,544 million to £16,132 million as a result of market movements.
Liabilities arising from insurance and investment contracts increased by £23,632 million reflecting the increase in policyholder investments. Other liabilities decreased by £4,375 million to £26,269 million and included the effects of the disposal of the Group’s bulk annuity business, partially offset by increased provisions primarily driven by the provision increase in relation to motor finance commission arrangements. Debt securities in issue at amortised cost increased by £7,437 million to £78,271 million, with new issuances in the year, while subordinated liabilities remained stable at £9,894 million.
Total equity of £47,867 million at 31 December 2025 increased by £1,979 million from £45,888 million at
31 December 2024. Profit for the year, the unwind of the cash flow hedge reserve and issuance of AT1 capital instruments in February 2025 and November 2025 were partially offset by the impact of the ordinary share buyback programme, the dividends paid in May 2025 and September 2025, as well as the impact of redemptions of AT1 capital instruments in June 2025 and September 2025, alongside a lower pension surplus.

Page 7 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
FINANCIAL REVIEW (continued)
Capital
The Group’s common equity tier 1 (CET1) capital ratio reduced to 14.0% at 31 December 2025 (31 December 2024:
14.2%). Banking business profits for the year, after a provision charge for motor finance commission arrangements, and the dividends received from the Group’s Insurance business were partly offset by an increase in risk-weighted assets. Further offsets included the payment of the interim ordinary dividend in September 2025, the accrual for the final 2025 ordinary dividend, distributions on other equity instruments and the impact of the ordinary share buyback programme that completed during the year.
The Group’s total capital ratio reduced to 18.9% at 31 December 2025 (31 December 2024: 19.0%). The increase in
CET1 capital and the issuance of new AT1 and tier 2 capital instruments during the year was more than offset by
AT1 and tier 2 instrument calls, other tier 2 movements and the increase in risk-weighted assets. The MREL ratio remained at 32.2% at 31 December 2025 (31 December 2024: 32.2%) with the increase in MREL resources, reflecting the increase in other eligible liabilities and total capital resources after adjustments, broadly offset by the increase in risk-weighted assets.
Risk-weighted assets increased by £10,881 million to £235,513 million at 31 December 2025 (31 December 2024:
£224,632 million). This reflects the impact of strong customer lending growth, Retail secured CRD IV increases and other movements, partially offset by continued optimisation activity.
The Group’s UK leverage ratio reduced to 5.4% at 31 December 2025 (31 December 2024: 5.5%), with the increase in total tier 1 capital more than offset by the increase in the leverage exposure measure. The latter primarily reflects increases across loans and advances and other assets, due in part to strong customer lending growth, in addition to an increase in off-balance sheet items.
Dividend and share buyback
The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return further surplus capital through share buybacks or special dividends. In February 2025, the Board decided to return surplus capital in respect of 2024 through an ordinary share buyback programme of up to £1.7 billion. This commenced on 21 February and completed on 8 December 2025, with c.2.2 billion (c.4%) ordinary shares repurchased at an average price of 77.13 pence per share.
In respect of 2025, the Board has recommended a final ordinary dividend of 2.43 pence per share, which, together with the interim ordinary dividend of 1.22 pence per share totals 3.65 pence per share, an increase of 15%
compared to 2024, in line with the Board’s commitment to a progressive and sustainable ordinary dividend. The
Board has also announced its intention to implement an ordinary share buyback of up to £1.75 billion, which will commence as soon as is practicable and is expected to be completed by 31 December 2026.
Based on the combined interim and proposed final ordinary dividends and the announced ordinary share buyback, the total capital return in respect of 2025 will be up to £3.9 billion, equivalent to c.6% (as at 26 January 2026) of the Group’s market capitalisation value. The Group intends to pay down to its CET1 capital target of c.13.0% by the end of 2026.
Going forward, given the Board’s continued confidence in capital generation, the Group will now review excess capital distributions in addition to the ordinary dividend every half year.

Page 8 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
SEGMENTAL ANALYSIS - UNDERLYING BASIS
Group profit reconciliation and segmental analysis of profit before tax (unaudited)
The statutory results are adjusted for restructuring costs and volatility and other items to allow a comparison of the Group’s underlying performance.
The Group Executive Committee (GEC), which is the chief operating decision maker for the Group, reviews the
Group’s internal reporting based around three segments (which reflect the Group’s organisational and management structures) in order to assess the Group’s performance and allocate resources; this reporting is on an underlying profit before tax basis. The GEC believes that this represents the underlying performance of the Group.
IFRS 8 Operating Segments requires that the Group present its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental information on an underlying basis, in compliance with IFRS 8 Operating Segments.
The aggregate total of the underlying basis segmental results constitutes a non-GAAP measure as defined in the
United States Securities and Exchange Commission’s Regulation G. Management uses the aggregate underlying profit before tax, a non-GAAP measure, as a measure of performance and believes that it provides important information for investors because they are comparable representations of the Group’s performance. Profit before tax is the comparable GAAP measure to aggregate underlying profit before tax; the following table sets out the reconciliation of this non-GAAP measure to its comparable GAAP measure.

	2025 £m	2024 £m

Statutory profit after tax – IFRS basis	4,757	4,477
Add back:
Tax	(1,904)	(1,494)
Statutory profit before tax – IFRS basis	6,661	5,971
Add back:
Restructuring costs	(46)	(40)
Volatility and other items
Market and other volatility	72	(144)
Amortisation of purchased intangibles	(86)	(81)
Fair value unwind	(56)	(107)
	(70)	(332)
Total adjustments	(116)	(372)

Underlying profit	6,777	6,343
Comprising:
Retail	3,356	3,192
Commercial Banking	2,546	2,401
Insurance, Pensions and Investments	330	220
Other	545	530
Restructuring costs for 2025 were £46 million (2024: £40 million). Volatility and other items were a net loss of
£70 million for 2025 (2024: net loss of £332 million). This included the usual charges for the amortisation of purchased intangibles of £86 million and fair value unwind of £56 million. The reduction in fair value unwind primarily resulted from the maturity of debt instruments, fair valued as part of the HBOS acquisition. This was alongside a gain from market and other volatility of £72 million (2024: net loss of £144 million), as a result of the gain on sale of the Group’s bulk annuities portfolio to Rothesay Life plc in the first half of the year and the gain following the full acquisition of Schroders Personal Wealth in the fourth quarter, partially offset by negative market volatility, primarily insurance related. Volatility and other items in the fourth quarter amounted to a net gain of
£87 million.

Page 9 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
DIVISIONAL RESULTS
Retail
Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to build enduring relationships meeting more of its customers’ financial needs and improving financial resilience throughout their lifetime. Retail operates the largest digital bank in the UK and is improving digital experience through a mobile-first strategy. Retail delivers market-leading products and meets consumer duty expectations, working within a prudent risk appetite. Outside of the UK, Retail has a growing mortgages and savings focused European business. Through strategic investment and increased use of data, Retail aims to deepen consumer relationships, deliver personalised propositions, broaden its intermediary offering, improve customer experience and increase operational efficiency.
Strategic progress
•UK’s largest digital bank with c.21.5 million customers actively using the Group’s mobile apps, engaging in
c.6.5 billion logons in 2025, with c.85% of current account openings via the seven minute mobile opening process
•Announced the planned acquisition of Curve, a leading digital wallet provider that combines customers’ bank cards, with unique features including enabling customers to retrospectively move transactions between accounts
•Lent £17 billion to over 70,000 first time buyers in 2025, supported by our first time buyer boost proposition
•Direct mortgage applications up c.32% versus 2024 with 20% protection insurance take up, up 5 percentage points
•In credit cards, launched Lloyds Ultra, a market leading 1% cashback product supporting a wide range of customer needs from travel and rewards along with the launch of Lloyds Advance supporting existing customers starting their credit journey
•Introduced digital co-servicing, to allow customers to view accounts across Lloyds, Halifax and Bank of Scotland brands in one app and online, with in branch co-serving reaching over 1 million transactions since launch
•Strengthened and grew relationships with Mass Affluent customers through Lloyds Premier, supporting customers who have a c.2 times greater depth of relationship
•Launched an enhanced Digital Loan Refinance journey across Lloyds, Bank of Scotland, Halifax and MBNA, delivering greater flexibility and convenience and meeting the needs of c.100,000 customers since launch
•Empowered customers financially by providing up-to-date insights on their credit report, resulting in over
500,000 customers improving their credit score each quarter
•Made electric vehicles more accessible through Tusker, with the fleet now approaching 85,000 vehicles, up 49%
versus 2024, supporting the UK’s ambition to transition to net zero by 2050
Financial performance
•Underlying net interest income increased 8%, with stronger structural hedge earnings and higher unsecured loan balances, partially offset by continued mortgage refinancing and deposit churn headwinds
•Underlying other income up 12% from fleet growth and higher average vehicle rental values in UK Motor Finance, alongside strength in current account and credit card income
•Underlying operating lease depreciation charge increased by 10% due to fleet growth, the depreciation of higher value vehicles and declines in used electric car prices. Used car price volatility and performance continue to be partly mitigated through lease extensions, used car leasing, and remarketing agreements
•Underlying operating costs up 4%, from strategic investment (including planned higher severance), business growth costs and inflationary pressures, partially offset by cost savings from investment and continued business-
as-usual cost discipline. Remediation costs of £931 million include £800 million relating to the potential impact of motor finance commission arrangements taken in the third quarter
•Underlying impairment charge of £734 million, higher than 2024 which included a £332 million credit from the improved economic outlook. 2025 benefits from model refinements and a debt sale write back in the fourth quarter. Strong credit performance with ongoing improvement in UK mortgages and stability across unsecured
•Loans and advances to customers of £390.7 billion, up £18.4 billion, with an increase of £10.8 billion in UK mortgages alongside growth across UK Retail unsecured loans, credit cards, UK Motor Finance and the European retail business totalling £7.3 billion
•Customer deposits of £325.2 billion, up £5.5 billion with net inflows to limited withdrawal and fixed term UK savings including an additional c.£7.5 billion ISA balances throughout 2025, alongside growth in European savings, supported by strength in current accounts balances
•Risk-weighted assets up 4% in the year, given strong lending growth and Retail secured CRD IV model increases, partially offset by optimisation activity

Page 10 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
DIVISIONAL RESULTS (continued)
Retail (continued)
Retail performance summary

	2025 £m	2024 £m	Change %

Underlying net interest income	9,637	8,930	8
Underlying other income[1]	2,636	2,354	12
Underlying operating lease depreciation	(1,445)	(1,319)	(10)
Underlying income, net of underlying operating lease depreciation	10,828	9,965	9
Underlying operating costs[1]	(5,807)	(5,566)	(4)
Remediation	(931)	(750)	(24)
Total underlying costs	(6,738)	(6,316)	(7)
Underlying impairment charge	(734)	(457)	(61)
Underlying profit before tax	3,356	3,192	5
1In 2025, the Group revised its treatment of certain divisional variable payment related costs. Previously reported within divisional operating costs, these are now included within divisional underlying other income. Comparative figures have been represented on a consistent basis, with no net impact on segmental profit or loss. Total Group comparatives are unchanged.

	At 31 Dec 2025 £bn	At 31 Dec 2024 £bn	Change %

UK mortgages	323.1	312.3	3
Credit cards	17.3	15.7	10
UK Retail unsecured loans	10.5	9.1	15
UK Motor Finance	16.8	16.1	4
Overdrafts	1.3	1.2	8
Retail Europe[1]	20.4	16.8	21
Retail other[1]	1.3	1.1	18
Loans and advances to customers	390.7	372.3	5
Operating lease assets[2]	8.2	7.2	14
Total customer assets	398.9	379.5	5

Current accounts	102.8	101.3	1
Savings accounts	212.5	208.2	2
Wealth	9.9	10.2	(3)
Customer deposits	325.2	319.7	2

Risk-weighted assets	130.4	125.1	4
1Within loans and advances, Retail Europe, previously presented within Retail other, is reported separately. The comparative is represented on a consistent basis. Retail other primarily includes the Wealth business.
2Operating lease assets relate to Lex Autolease and Tusker.

Page 11 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
DIVISIONAL RESULTS (continued)
Commercial Banking
Commercial Banking serves small and medium businesses and corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services, whilst connecting the whole Group to clients. Through investment in digitisation, product development and coverage capability, Commercial Banking is delivering an enhanced customer experience via a digital-first model in Business and Commercial Banking and an expanded client proposition in Corporate and Institutional Banking. This is meeting customer growth objectives, generating diversified capital efficient growth and supporting customers in their transition to net zero.
Strategic progress
•Enhanced digital propositions including the fixed term deposits mobile journey, new mobile lending journey and enriched personalisation, driving deposit and lending growth
•Scaled and improved digital servicing offering, enabling greater customer flexibility and efficiency, with over
1 million Business Banking and SME customers now able to view and manage their mandate and signing authorities online
•Delivered c.£1.6 billion in sustainable finance to SME customers and provided targeted support to over
9,000 under-represented business owner groups, while launching innovative propositions with industry partners
•Launched the first Gen AI powered application in Business and Commercial Banking, making the Commercial
Real Estate lending journey easier by simplifying and expediting the tenancy schedule process
•Awarded landmark UK Government banking services contract connecting us to the majority of UK households, with the bank expected to handle around 400 million transactions a year
•Named ‘Bank/Funder of the Year’ at The North West Dealmakers Awards, supporting regional growth
•Delivered £24.5 billon1 of sustainable financing towards the three year commitment of £30 billion between 2024 and 2026. Supported the UK’s initial three carbon capture projects
•Markets business achieving first ranking in all issuer Sterling Structured Finance2 and second ranking in all issuer
Sterling Debt Capital Markets3. Ranked first for ‘Overall Service Quality’ in Coalition Greenwich Voice of Client
UK Corporate Interest Rate Derivatives Study for the second year running
•Delivered a c.21% year-on-year growth in foreign exchange volumes. Launched a market-leading foreign exchange execution algorithmic solution
•Delivered UK’s first tokenised collateral transfer on a public blockchain, awarded ‘Best Bank for Digitalisation’ by
Global Trade Review and enhanced the Markets Intelligence data product offering
•Strong growth in cross-Group collaboration, across pensions, vehicle leasing and workplace solutions, delivering
Group products to commercial clients
Financial performance
•Underlying net interest income of £3,670 million, up 7% on the prior year, underpinned by strength in deposit franchise including structural hedge refinancing benefits
•Underlying other income increased 1% to £1,825 million, largely driven by higher transaction banking and markets income more than offsetting lower loan markets activity, with 2024 benefitting from one-off gains
•Underlying operating costs up 4% reflecting strategic investment (including planned higher severance), business growth costs and inflationary pressures, partially offset by cost savings from investment and continued business-
as-usual cost discipline. Remediation costs were £27 million across a small number of rectification programmes
•Underlying impairment charge of £60 million compared to a credit in 2024 which benefitted from the improved economic outlook. 2025 included model calibration benefits alongside strong credit performance particularly in the second half of the year which more than offset higher Stage 3 charges observed in the first half of the year
•Customer lending was 3% higher at £90.3 billion, reflecting growth in Institutional balances including securitised products, alongside corporate infrastructure growth. This was partially offset by government-backed lending repayments in Business and Commercial Banking
•Customer deposits 5% higher at £171.1 billion, with growth in targeted sectors
•Risk-weighted assets 6% higher at £78.5 billion, reflecting lending growth in Corporate and Institutional Banking partially offset by optimisation activity
1In line with the Group’s Sustainable Financing Framework; sustainable financing since 1 January 2024.
2Source: LSEG Workspace: GBP Structured Finance (excluding collateralised debt obligations).
3Source: LSEG GBP Debt Capital Markets; Investment Grade bonds (excluding Sovereign, supranational and agency).

Page 12 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
DIVISIONAL RESULTS (continued)
Commercial Banking (continued)
Commercial Banking performance summary

	2025 £m	2024 £m	Change %

Underlying net interest income	3,670	3,434	7
Underlying other income[1]	1,825	1,815	1
Underlying operating lease depreciation	(9)	(6)	(50)
Underlying income, net of underlying operating lease depreciation	5,486	5,243	5
Underlying operating costs[1]	(2,853)	(2,752)	(4)
Remediation	(27)	(104)	74
Total underlying costs	(2,880)	(2,856)	(1)
Underlying impairment (charge) credit	(60)	14
Underlying profit before tax	2,546	2,401	6
1In 2025, the Group revised its treatment of certain divisional variable payment related costs. Previously reported within divisional operating costs, these are now included within divisional underlying other income. Comparative figures have been represented on a consistent basis, with no net impact on segmental profit or loss. Total Group comparatives are unchanged.

	At 31 Dec 2025 £bn	At 31 Dec 2024 £bn	Change %

Business and Commercial Banking	28.3	29.7	(5)
Corporate and Institutional Banking	62.0	57.9	7
Loans and advances to customers	90.3	87.6	3

Customer deposits	171.1	162.6	5

Risk-weighted assets	78.5	73.8	6

Page 13 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
DIVISIONAL RESULTS (continued)
Insurance, Pensions and Investments
Insurance, Pensions and Investments (IP&I) serves over 10 million customers, holds a top three market share across
Home, Workplace and Individual Annuities businesses. The Group continues to invest significantly in the business.
This includes enhancing investment propositions, supporting the Group’s Wealth and Mass Affluent strategy, driving digitisation in customer facing and operational platforms, innovating intermediary propositions and contributing to the transition to a low carbon economy.
Strategic progress
•Announced the full acquisition of Schroders Personal Wealth (SPW), previously a joint venture with
Schroders Group, becoming a fully owned subsidiary and now rebranding to ‘Lloyds Wealth’. The full acquisition of c.60,000 clients and c.£17 billion in AuA supports the Group’s ambitions for a market leading end-to-end wealth offering with financial advice offered to our banking and workplace customer base
•Growth in Ready-Made Investments, with c.84,000 accounts opened to date. c.40% of customers under the age of 35. Launch of managed growth funds, a range of multi-asset funds at market leading ongoing fund charges, bringing institutional pricing to customers to support their long term investment goals
•Growth of 15% in open book AuA to £232 billion (31 December 2024: £201 billion) and AuA net flows of
£7.9 billion, with a significant contribution from the workplace pension business. The growth was helped in part by greater collaboration and penetration across Commercial Banking clients. Excluding SPW, AuA grew 16%
•Climate-aware investments increased by £55.4 billion in 2025 driven by the launch of Scottish Widows Lifetime
Investment, bringing overall investments to £81.3 billion, with the original target met at the end of 20241
•Industry leading Trustpilot scores of 4.5 stars for Scottish Widows and 4.7 for Lloyds Insurance, driven by increased investment in automation, AI adoption and training, following the completion of the migration of
4 million policies to modern infrastructure
•More than 1.75 million digitally registered Scottish Widows customers, with the core app for workplace pension customers growing by more than 75% year-on-year to over 750,000 users, c.60% of which are active users
•Increased partnerships product offering with relaunch of the Group’s motor insurance product through AXA and the recent launch of the Health Partnership with Vitality, helping to complement the insurance ecosystem in a low risk, low capital intensity manner
•Captured over 14% of new home insurance policy market, leveraging the Group’s trusted brands and digitising customer journeys with some claims being settled in as little as five minutes2
•Increased Protection market share to 7.8% (30 September 2024: 5.8%) following successful launch of refreshed advisor proposition in 2024. New business IFA applications more than double those in 20242
Financial performance
•Underlying profit before tax of £330 million was up 50%. This included underlying other income of £1,431 million, up 11%, driven by strong business performance including higher general insurance net of claims, strengthening performance in the workplace pension business and the integration of Schroders Personal Wealth in the fourth quarter
•Underlying operating costs were up 1%, with costs savings from investment and continued business-as-usual cost discipline more than offset by strategic investment, inflationary pressures and the impact of the full acquisition of Schroders Personal Wealth
•Balance of deferred profits (including the risk adjustment) grew to £5.2 billion (after release to income of
£413 million), including £93 million from new business, reflecting value generation in the workplace pensions business
•Life and pensions sales (PVNBP) up 15%, driven by higher contribution from Workplace, Protection and Scottish
Widows Platform businesses, partially offset by lower sales in the Annuities business due to market conditions
•Payment of a further £50 million interim dividend in December 2025 to Lloyds Banking Group plc, after the
£150 million interim dividend paid in July 2025, supported by a strong capital position with an estimated
Insurance Solvency II ratio of 144% and reflected in the robust result in the recent PRA Life Insurance Stress Test
1This refers to funds that have a focus on investment in companies that are either adapting their business to reduce carbon emissions or developing solutions to address climate change. Scottish Widows Lifetime Investment has climate aware ESG-
tiled indices developed in partnership with Robeco.
2Home insurance Market Share information as per internal analysis of eBenchmarkers data, Protection as per the ABI. Home
Insurance Shares reflect information at 30 November 2025, Protection shares as at 30 September 2025.

Page 14 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
DIVISIONAL RESULTS (continued)
Insurance, Pensions and Investments (continued)
Insurance, Pensions and Investments performance summary

	2025 £m	2024 £m	Change %

Underlying net interest income	(151)	(136)	(11)
Underlying other income	1,431	1,292	11
Underlying income	1,280	1,156	11
Underlying operating costs	(933)	(924)	(1)
Remediation	(15)	(19)	21
Total underlying costs	(948)	(943)	(1)
Underlying impairment (charge) credit	(2)	7
Underlying profit before tax	330	220	50
Other
Other includes the Group’s equity investment businesses, including LDC, Lloyds Living, the Housing Growth
Partnership (HGP), the Group’s share of the Business Growth Fund (BGF) and the MADE Partnership joint venture.
LDC is a leading private equity investor, supporting more than 90 growing SMEs that span all regions and sectors of the UK economy and employ over 25,000 people. LDC has almost £2.3 billion assets under management. Lloyds
Living is the Group’s residential landlord business with 7,750 homes in operation or contracted as at 31 December
2025. Equity Investments and Central Items also includes income and expenses not attributed to the divisions, including residual underlying net interest income after transfer pricing.
Financial performance
•Underlying income of £707 million 6% lower compared to 2024, with higher underlying other income more than offset by lower underlying net interest income. Underlying net interest income was lower given increased funding costs to support volume growth in the Group’s equity and direct investment business, alongside lower divisional recharges from a reduction in structured medium-term note and AT1 distribution costs
•Underlying other income includes £579 million (2024: £502 million) generated by the Group’s equity and direct investment businesses, increasing 15% versus 2024 as a result of strong income growth from Lloyds Living (up
£69 million), partially offset by lower income from LDC (down £15 million)
•Total underlying costs of £163 million in 2025 decreased 28% on the prior year, including lower remediation costs

	2025 £m	2024 £m	Change %

Underlying net interest income	479	617	(22)
Underlying other income[1]	228	136	68
Underlying income	707	753	(6)
Underlying operating costs[1]	(168)	(200)	16
Remediation	5	(26)
Total underlying costs	(163)	(226)	28
Underlying profit before impairment	544	527	3
Underlying impairment credit	1	3	(67)
Underlying profit before tax	545	530	3
1In 2025, the Group revised its treatment of certain divisional variable payment related costs. Previously reported within divisional operating costs, these are now included within divisional underlying other income. Comparative figures have been represented on a consistent basis, with no net impact on segmental profit or loss. Total Group comparatives are unchanged.

Page 15 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
RISK MANAGEMENT
PRINCIPAL RISKS AND UNCERTAINTIES
The most important risks faced by the Group are detailed below. External risks may impact the success of delivering against the Group’s long-term strategic objectives. They include, but are not limited to, macroeconomic and geopolitical uncertainties and inflation trends which could contribute to the cost of living and associated implications for consumers and businesses.
Risk management is essential to our business model and strategy, helping us to embrace opportunities responsibly and drive sustainable growth for the Group. Our strong risk management culture, underpinned by our enhanced risk management framework (RMF), is vital in safeguarding the Group, colleagues and customers against both existing and emerging risks.
The Group’s credit performance remains strong and stable; the loan portfolio remains well positioned amid macroeconomic uncertainty and is closely monitored to proactively identify signs of stress.
Operational resilience remains crucial, enabling the Group to prevent, withstand and respond to cybersecurity threats and IT outages, using intelligence and learnings from recent global events.
The Group continues to modernise its technology and strengthen capabilities and ensure the safe, responsible use of models and tools such as artificial intelligence.
The latest position regarding motor finance commission arrangements and the potential impact is provided on page 44.
During 2025, the Group has continued to make progress in its risk transformation journey, allowing us to further evolve our risk management approach to deliver good outcomes for our customers. This has included the consistent implementation of the RMF requirements for all of the Group’s legal entities, business units and functions.
The RMF ensures processes are in place to facilitate robust risk management and effective decision making.
The Group’s risk policies are supported by risk toolkits, which set out clear guidance and minimum standards for proactive identification and effective risk management, fostering a strong risk management culture across the
Group.
The Group has 11 principal risks, which are unchanged in 2025 from the prior year and are underpinned by a suite of level two risks. These consist of capital risk, climate risk, compliance risk, conduct risk, credit risk, economic crime risk, insurance underwriting risk, liquidity risk, market risk, model risk and operational risk. These risks are reviewed and reported on regularly to the Board in alignment with the enhanced RMF.
The Group will publish a detailed review of all of its principal risks in the annual report and accounts in February.
This will include definitions and how the principal risks are identified, assessed, managed, mitigated, monitored and reported. A copy of the disclosures will be available to view at: www.lloydsbankinggroup.com/investors/
financial-downloads.html.

Page 16 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CAPITAL RISK
Overview
CET1 target capital ratio
The Board’s view of the ongoing level of CET1 capital required by the Group to grow the business, meet current and future regulatory requirements and cover economic and business uncertainties is c.13.0%, which includes a management buffer of around 1%. This takes into account, amongst other considerations:
•The minimum Pillar 1 CET1 capital requirement of 4.5% of risk-weighted assets
•The Group’s Pillar 2A CET1 capital requirement, set by the PRA, which is the equivalent of around 1.4% of risk-
weighted assets
•The Group’s countercyclical capital buffer (CCyB) requirement, which is around 1.8% of risk-weighted assets
•The capital conservation buffer (CCB) requirement of 2.5% of risk-weighted assets
•The Ring-Fenced Bank (RFB) sub-group’s other systemically important institution (O-SII) buffer of 2.0% of risk-
weighted assets, which equates to 1.6% of risk-weighted assets at Group level
•The Group’s PRA Buffer, set after taking account of the results of any regulatory stress tests and other information, as well as outputs from the Group’s own internal stress tests. The PRA requires this buffer to remain confidential
•The likely performance of the Group in various potential stress scenarios and ensuring capital remains resilient in these
•The economic outlook for the UK and business outlook for the Group
•The desire to maintain a progressive and sustainable ordinary dividend policy in the context of year-to-year earnings movements
Minimum requirement for own funds and eligible liabilities (MREL)
The Group is not classified as a global systemically important bank (G-SIB) but is subject to the Bank of England’s
MREL statement of policy (MREL SoP) and must therefore maintain a minimum level of MREL resources. Applying the MREL SoP to current minimum capital requirements at 31 December 2025, the Group’s MREL, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 21.0% of risk-weighted assets, or 6.5% of the UK leverage ratio exposure measure. In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.
Leverage minimum requirements
The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:
•A minimum tier 1 leverage ratio requirement of 3.25% of the total leverage exposure measure
•A countercyclical leverage buffer (CCLB) which is currently 0.6% of the total leverage exposure measure
•An additional leverage ratio buffer (ALRB) of 0.7% of the total leverage exposure measure applies to the RFB sub-group, which equates to 0.6% at Group level
At least 75% of the 3.25% minimum leverage ratio requirement as well as 100% of all regulatory leverage buffers must be met with CET1 capital.
Stress testing
The Group undertakes a wide-ranging programme of stress testing, providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key risks. As part of this programme the Group participated in the Bank of England 2025 Bank Capital Stress Test. The scenario tests a severe negative global aggregate supply shock, leading to deep recessions globally and in the UK. In the scenario, GDP falls 5%, unemployment and inflation rise, and central banks increase interest rates (peak of 8%). The results were published in December 2025 and the report concluded that the UK banking system remains well capitalised. The
Group passed the stress test, performing strongly, and was not required to take any capital actions.

Page 17 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CAPITAL RISK (continued)
Capital and MREL resources
An analysis of the Group’s capital position and MREL resources as at 31 December 2025 is presented in the following table. 31 December 2024 reflects the application of the transitional arrangements for IFRS 9.

	At 31 Dec 2025 £m	At 31 Dec 2024 £m

Common equity tier 1: instruments and reserves
Share capital and share premium account	24,686	24,782
Banking retained earnings[1]	20,671	19,582
Banking other reserves[1]	4,374	2,786
Adjustment to retained earnings for foreseeable dividends	(1,429)	(1,276)
	48,302	45,874
Common equity tier 1: regulatory adjustments
Cash flow hedge reserve	2,062	3,755
Goodwill and other intangible assets	(5,996)	(5,679)
Prudent valuation adjustment	(343)	(354)
Excess of expected losses over impairment provisions and value adjustments	(631)	(270)
Removal of defined benefit pension surplus	(1,968)	(2,215)
Significant investments[1]	(4,708)	(5,024)
Deferred tax assets	(3,812)	(4,025)
Other regulatory adjustments	24	(83)
Common equity tier 1 capital	32,930	31,979

Additional tier 1: instruments
Other equity instruments	5,923	6,170
Additional tier 1: regulatory adjustments
Significant investments[1]	(800)	(800)
Total tier 1 capital	38,053	37,349

Tier 2: instruments and provisions
Subordinated liabilities	7,489	6,366
Tier 2: regulatory adjustments
Significant investments[1]	(963)	(964)
Total capital resources	44,579	42,751

Ineligible AT1 and tier 2 instruments[2]	(79)	(94)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	–	891
Other eligible liabilities issued by Lloyds Banking Group plc[3]	31,232	28,675
Total MREL resources	75,732	72,223

Risk-weighted assets	235,513	224,632

Common equity tier 1 capital ratio	14.0%	14.2%
Tier 1 capital ratio	16.2%	16.6%
Total capital ratio	18.9%	19.0%
MREL ratio	32.2%	32.2%
1In accordance with banking capital regulations, the Group’s Insurance business is excluded from the scope of the Group’s capital position. The Group’s investment in the equity and other capital instruments of the Insurance business are deducted from the relevant tier of capital (‘Significant investments’), subject to threshold regulations that allow a portion of the equity investment to be risk-weighted rather than deducted from capital. The risk-weighted portion forms part of threshold risk-
weighted assets.
2Instruments not issued out of the holding company.
3Includes senior unsecured debt.

Page 18 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CAPITAL RISK (continued)
Movements in CET1 capital resources
The key movements are set out in the table below.

Common equity tier 1 £m

At 31 December 2024	31,979
Banking business profits[1]	4,891
Movement in foreseeable dividend accrual[2]	(153)
Dividends paid on ordinary shares during the year	(2,000)
Adjustment to reflect full impact of share buyback	(1,710)
Dividends received from the Insurance business[3]	300
Movement in treasury shares and employee share schemes	251
Deferred tax asset	212
Goodwill and other intangible assets	(317)
Excess regulatory expected losses	(361)
Significant investments	316
Distributions on other equity instruments	(463)
Other movements	(15)
At 31 December 2025	32,930
1Under banking capital regulations, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.
2Reflects the reversal of the brought forward accrual for the final 2024 ordinary dividend, net of the accrual for the final 2025 ordinary dividend.
3Received in February 2025, July 2025 and December 2025.
The Group’s CET1 capital ratio was 14.0% at 31 December 2025 (31 December 2024: 14.2%) with the increase in
CET1 capital resources more than offset by the increase in risk-weighted assets from year end 2024.
CET1 capital resources increased by £951 million, with banking business profits for the year and the receipt of dividends paid up by the Insurance business largely offset by:
•The interim ordinary dividend paid in September 2025, the accrual for the recommended final 2025 ordinary dividend of 2.43 pence per share and distributions on other equity instruments
•The recognition of the full capital impact of the ordinary share buyback programme announced as part of the
Group’s 2024 year end results, which completed in December 2025

Page 19 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CAPITAL RISK (continued)
Movements in total capital and MREL
The Group’s total capital ratio reduced to 18.9% at 31 December 2025 (31 December 2024: 19.0%). The increase in
CET1 capital and the issuance of new AT1 and tier 2 capital instruments during the year was more than offset by
AT1 and tier 2 instrument calls, other tier 2 movements and the increase in risk-weighted assets.
The MREL ratio remained at 32.2% at 31 December 2025 (31 December 2024: 32.2%) with the increase in MREL resources, reflecting the increase in other eligible liabilities and total capital resources after adjustments, broadly offset by the increase in risk-weighted assets.
Risk-weighted assets

	At 31 Dec 2025 £m	At 31 Dec 2024 £m

Foundation Internal Ratings Based (IRB) Approach	47,782	43,366
Retail IRB Approach	90,354	90,567
Other IRB Approach[1]	23,292	21,878
IRB Approach	161,428	155,811
Standardised (STA) Approach[1]	27,166	22,532
Credit risk	188,594	178,343
Counterparty credit risk[2]	6,835	7,046
Securitisation	8,472	8,346
Market risk	3,844	3,714
Operational risk	27,768	27,183
Risk-weighted assets	235,513	224,632
of which: threshold risk-weighted assets[3]	10,672	10,738
1Threshold risk-weighted assets are included within Other IRB Approach and Standardised (STA) Approach.
2Includes credit valuation adjustment risk.
3Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from the investment in the
Group’s Insurance business.
Risk-weighted assets increased by £10.9 billion to £235.5 billion at 31 December 2025 (31 December 2024: £224.6 billion). This reflects the impact of strong customer lending growth, Retail secured CRD IV increases and other movements, partially offset by continued optimisation activity.

Page 20 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CAPITAL RISK (continued)
Leverage ratio
The table below summarises the component parts of the Group’s leverage ratio.

	At 31 Dec 2025 £m	At 31 Dec 2024 £m

Total tier 1 capital	38,053	37,349

Exposure measure
Derivative financial instruments	19,727	24,065
Securities financing transactions	71,967	69,941
Loans and advances and other assets	852,378	812,691
Total statutory balance sheet assets	944,072	906,697
Qualifying central bank claims	(56,231)	(62,396)
Deconsolidation adjustments[1]	(210,617)	(190,988)
Derivatives adjustments	(283)	(6,254)
Securities financing transactions adjustments	2,489	3,351
Off-balance sheet items	44,410	40,186
Amounts already deducted from tier 1 capital	(12,622)	(12,395)
Other regulatory adjustments[2]	(2,879)	(4,127)
Total exposure measure	708,339	674,074

UK leverage ratio	5.4%	5.5%

Leverage exposure measure (including central bank claims)	764,570	736,470
Leverage ratio (including central bank claims)	5.0%	5.1%

Total MREL resources	75,732	72,223
MREL leverage ratio	10.7%	10.7%
1Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, primarily the Group’s Insurance business.
2Includes adjustments to exclude lending under the Government’s Bounce Back Loan Scheme (BBLS).
Analysis of leverage movements
The Group’s UK leverage ratio reduced to 5.4% at 31 December 2025 (31 December 2024: 5.5%), with the increase in total tier 1 capital more than offset by the increase in the leverage exposure measure. The latter primarily reflects increases across loans and advances and other assets, due in part to strong customer lending growth, in addition to an increase in off-balance sheet items.

Page 21 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CREDIT RISK
Overview
Credit performance has remained strong and stable in 2025. The Group maintains a measured approach to credit risk appetite and risk management with strong credit origination criteria embedded, including affordability tests and robust LTVs in the secured portfolios.
In UK mortgages, reductions in new to arrears and flows to default have been observed, whilst unsecured portfolios continue to exhibit low and stable arrears trends. Credit performance also remains strong in Commercial
Banking. The Group continues to assess the impacts of the economic and geopolitical environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group’s positions.
The impairment charge in 2025 was £795 million, up from £431 million in 2024, and includes a net charge from updates to the Group’s macroeconomic outlook of £74 million compared to a large release of £394 million in 2024.
Excluding macroeconomic updates, the Group’s impairment charge remains low and similar to 2024. The total probability-weighted expected credit loss (ECL) allowance was lower in 2025 at £3,228 million (31 December 2024:
£3,481 million) following strong credit performance and additional benefits from model refinements.
Stage 2 loans and advances to customers are lower at £42,679 million versus the prior year (31 December 2024:
£44,765 million) following strong credit performance particularly within UK mortgages. Additionally, growth in lending from new business inflows dilute the proportion of Stage 2 loans and advances to 8.8% of total lending (31
December 2024: 9.7% with Stage 2 coverage reducing slightly at 2.7% (31 December 2024: 2.9%).
Stage 3 loans and advances to customers are lower at £6,526 million versus the prior year (31 December 2024:
£6,716 million), and as a percentage of total lending at 1.3%(31 December 2024: 1.5%). Migrations into Stage 3 from a small number of cases within Commercial Banking were offset by continued strong performance, especially following improving default rates within UK mortgages. Growth in house prices combined with strong credit performance across Retail also reduced the total Group Stage 3 coverage to 15.9% (31 December 2024: 16.5%).
Prudent risk appetite and risk management
•The Group continues to take a prudent and proactive approach to credit risk appetite and credit risk management with robust oversight. Risk appetite is in line with the Group’s strategy and helps support customers through continued economic uncertainties in both global and domestic markets
•Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk parameters help manage exposure to higher risk and cyclical sectors, segments and asset classes
•The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
•The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support where required

Page 22 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CREDIT RISK (continued)
Impairment charge (credit) by division

	2025 £m	2024 £m	Change %

UK mortgages	(60)	(194)	(69)
Credit cards	321	270	(19)
UK unsecured loans and overdrafts	257	272	6
UK Motor Finance	212	116	(83)
Other	4	(7)
Retail	734	457	(61)
Business and Commercial Banking	(53)	47
Corporate and Institutional Banking	113	(61)
Commercial Banking	60	(14)
Insurance, Pensions and Investments	2	(9)
Other	(1)	(3)	(67)
Total impairment charge	795	431	(84)
Credit risk balance sheet basis of presentation
In the following tables, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. The residual expected credit loss (ECL) allowance and resulting low coverage ratio on POCI assets reflects further deterioration in the creditworthiness from the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or as loans are written off.
Total expected credit loss allowance

	At 31 Dec 2025 £m	At 31 Dec 2024 £m

Customer related balances
Drawn	3,011	3,191
Undrawn	197	270
	3,208	3,461
Loans and advances to banks	1	1
Debt securities	5	4
Other assets	14	15
Total expected credit loss allowance	3,228	3,481

Page 23 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CREDIT RISK (continued)
Total expected credit loss allowance sensitivity to economic assumptions
The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes.
The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely, it generates a new, more adverse downside and severe downside which are then incorporated into the ECL.
Consistent with prior years, the base case, upside and downside scenarios carry a 30% weighting; the severe downside is weighted at 10%.
The following table shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall probability-weighted probability of default and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift on a statutory basis being £366 million compared to £445 million at 31 December 2024.

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	731	341	510	937	1,943
Credit cards	603	498	579	674	777
Other Retail	991	922	969	1,036	1,126
Commercial Banking	888	690	789	1,010	1,414
Other	15	15	15	15	15
At 31 December 2025	3,228	2,466	2,862	3,672	5,275

UK mortgages	852	345	567	1,064	2,596
Credit cards	674	518	641	773	945
Other Retail	950	843	923	1,010	1,172
Commercial Banking	989	745	889	1,125	1,608
Other	16	16	16	16	17
At 31 December 2024	3,481	2,467	3,036	3,988	6,338

Page 24 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CREDIT RISK (continued)
Total expected credit loss allowance sensitivity to economic assumptions (continued)
The impact of isolated changes in the UK unemployment rate and House Price Index (HPI) has been assessed on a univariate basis. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors.
The impacts are assessed as changes to probability-weighted modelled ECL inclusive of the impacts upon staging of assets, excluding post model adjustments. In previous assessments, impacts were assessed as changes to base case modelled ECL only (at 100 per cent weighting) with staging held flat to the reported view, and similarly excluded post model adjustments. The updated approach addresses the limitations of the prior methodology and provides a more representative view of the potential impact of these sensitivities.
The ECL impact due to a change in unemployment has reduced in 2025 compared to 2024 as a result of lower loss rates within the Commercial Banking model. The HPI reduction versus 2024 is due to lower default rates and a reduced proportion of assets in Stage 2 for UK mortgages, following strong credit performance in the year.
The table below shows the impact on the Group’s ECL resulting from a 1 percentage point increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of all four scenarios. A more immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime probability of defaults.

	At 31 December 2025		At 31 December 2024[1]
1pp increase in unemployment £m		1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m

UK mortgages	11	(11)	13	(12)
Credit cards	54	(53)	54	(53)
Other Retail	25	(25)	23	(24)
Commercial Banking	58	(48)	113	(82)
ECL impact	148	(137)	203	(171)
1For 2025, impacts are assessed as changes to probability-weighted modelled ECL inclusive of the impacts upon staging of assets, excluding post model adjustments. The comparative period has been represented on a consistent basis.
The table below shows the impact on the Group’s ECL in respect of UK mortgages of an increase or decrease in loss given default for a 10 percentage point increase or decrease in HPI. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of all four scenarios.

	At 31 December 2025		At 31 December 2024[1]
	10pp increase in HPI £m	10pp decrease in HPI £m	10pp increase in HPI £m	10pp decrease in HPI £m

ECL impact	(172)	261	(207)	312
1For 2025, impacts are assessed as changes to probability-weighted modelled ECL inclusive of the impacts upon staging of assets, excluding post model adjustments. The comparative period has been represented on a consistent basis.

Page 25 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance

At 31 December 2025	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	284,307	30,414	4,016	5,076	323,813	9.4	1.2
Credit cards	15,258	2,326	274	–	17,858	13.0	1.5
UK unsecured loans and overdrafts	10,601	1,397	193	–	12,191	11.5	1.6
UK Motor Finance	14,222	2,786	141	–	17,149	16.2	0.8
Other	21,245	392	145	–	21,782	1.8	0.7
Retail	345,633	37,315	4,769	5,076	392,793	9.5	1.2
Business and Commercial Banking	24,362	3,329	979	–	28,670	11.6	3.4
Corporate and Institutional Banking	59,658	2,035	778	–	62,471	3.3	1.2
Commercial Banking	84,020	5,364	1,757	–	91,141	5.9	1.9
Other[1]	540	–	–	–	540	–	–
Total gross lending	430,193	42,679	6,526	5,076	484,474	8.8	1.3

Customer related ECL allowance (drawn and undrawn)
UK mortgages	55	208	309	159	731
Credit cards	205	277	121	–	603
UK unsecured loans and overdrafts	172	214	112	–	498
UK Motor Finance[2]	202	149	79	–	430
Other	17	11	35	–	63
Retail	651	859	656	159	2,325
Business and Commercial Banking	92	165	120	–	377
Corporate and Institutional Banking	107	136	263	–	506
Commercial Banking	199	301	383	–	883
Other	–	–	–	–	–
Total	850	1,160	1,039	159	3,208

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %

UK mortgages	–	0.7	7.7	3.1	0.2
Credit cards	1.3	11.9	44.2	–	3.4
UK unsecured loans and overdrafts	1.6	15.3	58.0	–	4.1
UK Motor Finance	1.4	5.3	56.0	–	2.5
Other	0.1	2.8	24.1	–	0.3
Retail	0.2	2.3	13.8	3.1	0.6
Business and Commercial Banking	0.4	5.0	12.3	–	1.3
Corporate and Institutional Banking	0.2	6.7	33.8	–	0.8
Commercial Banking	0.2	5.6	21.8	–	1.0
Other	–	–	–	–	–
Total	0.2	2.7	15.9	3.1	0.7
1Contains central fair value hedge accounting adjustments.
2UK Motor Finance includes £243 million relating to provisions against residual values of vehicles subject to finance leases.

Page 26 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance (continued)

At 31 December 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	269,760	32,995	4,166	6,207	313,128	10.5	1.3
Credit cards	13,534	2,441	265	–	16,240	15.0	1.6
UK unsecured loans and overdrafts	9,314	1,247	175	–	10,736	11.6	1.6
UK Motor Finance	13,897	2,398	124	–	16,419	14.6	0.8
Other	17,373	516	147	–	18,036	2.9	0.8
Retail	323,878	39,597	4,877	6,207	374,559	10.6	1.3
Business and Commercial Banking	25,785	3,172	1,197	–	30,154	10.5	4.0
Corporate and Institutional Banking	55,692	1,996	642	–	58,330	3.4	1.1
Commercial Banking	81,477	5,168	1,839	–	88,484	5.8	2.1
Other[1]	5	–	–	–	5	–	–
Total gross lending	405,360	44,765	6,716	6,207	463,048	9.7	1.5

Customer related ECL allowance (drawn and undrawn)
UK mortgages	55	275	335	187	852
Credit cards	210	331	133	–	674
UK unsecured loans and overdrafts	170	235	118	–	523
UK Motor Finance[2]	173	115	72	–	360
Other	16	14	37	–	67
Retail	624	970	695	187	2,476
Business and Commercial Banking	132	187	166	–	485
Corporate and Institutional Banking	122	129	249	–	500
Commercial Banking	254	316	415	–	985
Other	–	–	–	–	–
Total	878	1,286	1,110	187	3,461

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %

UK mortgages	–	0.8	8.0	3.0	0.3
Credit cards	1.6	13.6	50.2	–	4.2
UK unsecured loans and overdrafts	1.8	18.8	67.4	–	4.9
UK Motor Finance	1.2	4.8	58.1	–	2.2
Other	0.1	2.7	25.2	–	0.4
Retail	0.2	2.4	14.3	3.0	0.7
Business and Commercial Banking	0.5	5.9	13.9	–	1.6
Corporate and Institutional Banking	0.2	6.5	38.8	–	0.9
Commercial Banking	0.3	6.1	22.6	–	1.1
Other	–	–	–	–	–
Total	0.2	2.9	16.5	3.0	0.7
1Contains central fair value hedge accounting adjustments.
2UK Motor Finance includes £178 million relating to provisions against residual values of vehicles subject to finance leases.

Page 27 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CREDIT RISK (continued)
Retail
•The Retail portfolio has continued to deliver strong credit performance in 2025 and remains well positioned despite macroeconomic headwinds. Consumers continue to show strength in the context of inflationary pressures
•Robust risk management remains firmly embedded, underpinned by strong affordability and indebtedness controls for lending and a prudent risk appetite approach. Lending strategies are assessed regularly and are calibrated to reflect the latest macroeconomic conditions
•In UK mortgages, new to arrears and flow to default rates have improved during 2025, while in the unsecured portfolios and UK Motor Finance, new to arrears and flows to default have remained low and stable
•The Retail impairment charge in 2025 was £734 million, higher than the £457 million charge for 2024 which benefitted from a large release of £332 million from improvements in the Group’s macroeconomic outlook.
Excluding macroeconomic updates, the impairment charge is slightly lower than 2024 due to continued stability in flows to default with additional write-backs from model refinements
•Retail customer related ECL allowance as a percentage of drawn loans and advances (coverage) has reduced to
0.6% (31 December 2024: 0.7%)
•Strong credit performance and higher portfolio balances have reduced Stage 2 loans and advances to 9.5% of the Retail portfolio (31 December 2024: 10.6%). Stage 2 ECL coverage reduced to 2.3% (31 December 2024:
2.4%)
•Stable and low flows to default and higher portfolio balances have also resulted in a reduction in Retail Stage 3 loans and advances to 1.2% of total loans and advances (31 December 2024: 1.3%)
•Stage 3 ECL coverage reduced to 13.8% (31 December 2024: 14.3%), largely due to continued house price increases
UK mortgages
•The UK mortgages portfolio increased to £323.8 billion (31 December 2024: £313.1 billion), driven by sustained customer demand
•New to arrears in the UK mortgages portfolio improved during 2025. The portfolio remains well positioned with a strong loan to value (LTV) profile. Portfolio quality improved during the year, supported by robust affordability and credit controls with higher risk legacy vintage balances continuing to reduce
•The impairment credit of £60 million for 2025 is lower than the credit of £194 million in 2024. Both years included favourable updates to the macroeconomic outlook, predominately via continued growth in house prices, however this benefit was more material in 2024. Excluding macroeconomic updates, the impairment charge is favourable year-on-year due to improving flow to default rates
•Stage 2 loans and advances have reduced to 9.4% of total UK mortgages balances (31 December 2024: 10.5%)
following the removal of non-modelled adjustments previously applied to UK Bank Rate and CPI inflation in the severe downside scenario, combined with strong credit performance and higher portfolio balances
•Continued strong credit performance and higher portfolio balances also resulted in a reduction in Stage 3 loans and advances to 1.2% (31 December 2024: 1.3%), with continued growth in house prices resulting in a reduction in
Stage 3 ECL coverage to 7.7% (31 December 2024: 8.0%)

Page 28 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CREDIT RISK (continued)
UK mortgages product analysis

	At 31 December 2025					At 31 December 2024
Mainstream		Buy-to-let	Specialist	Total	Mainstream	Buy-to-let	Specialist	Total

UK mortgages loans and advances to customers (£m)	273,106	47,858	2,849	323,813	261,630	47,984	3,514	313,128

UK mortgages greater than 3 months in arrears[1]
Number of cases	17,070	3,351	2,208	22,629	20,112	4,511	2,818	27,441
Total mortgages accounts (%)	1.0	1.0	8.6	1.1	1.2	1.2	9.2	1.3
Value of loans[2] (£m)	2,518	486	397	3,401	2,850	623	504	3,977
Total mortgages balances (%)	0.9	1.0	13.9	1.1	1.1	1.3	14.3	1.3

Loan to value
Less than 60% (%)	52.0	64.1	90.0	54.2	55.6	68.5	89.4	57.9
60% to 70% (%)	15.4	21.4	6.4	16.2	16.7	21.1	6.9	17.2
70% to 80% (%)	15.5	14.4	2.0	15.2	14.1	10.3	2.0	13.4
80% to 90% (%)	14.4	0.1	0.9	12.2	11.9	0.1	0.9	10.0
90% to 100% (%)	2.7	0.0	0.4	2.2	1.7	0.0	0.5	1.5
Greater than 100% (%)	0.0	0.0	0.3	0.0	0.0	0.0	0.3	0.0
Total (%)	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Average loan to value[3]
Stock of residential mortgages (%)	44.7	48.2	32.0	45.0	43.2	47.3	32.9	43.6
New residential lending in the period (%)	64.7	58.8	n/a	64.1	64.1	56.4	n/a	63.2
1Excluding repossessions.
2Value of loans represents gross book value excluding the impact of HBOS acquisition adjustments of mortgages more than three months in arrears. These accounts are a subset of total Stage 3 given the exclusion of accounts in possession and those meeting other Stage 3 criteria.
3Average loan to value is calculated as total loans and advances as a percentage of the total indexed collateral of these loans and advances.

Page 29 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CREDIT RISK (continued)
Credit cards
•Credit card balances increased to £17.9 billion (2024: £16.2 billion), driven by higher demand for new cards and increased customer spending
•The credit card portfolio is a prime book. New to arrears continue to be low and repayment rates remain strong
•The impairment charge of £321 million for 2025 is higher than the charge of £270 million in 2024, due to updates to the Group’s macroeconomic outlook, notably upwards revisions to the unemployment forecast, compared to favourable updates in 2024. Portfolio performance remained stable with additional write-backs from model refinements related to loss rates, and an unsecured debt sale completed in the fourth quarter. Total ECL coverage is lower at 3.4% (31 December 2024: 4.2%)
•Stable credit performance and higher portfolio balances resulted in a reduction in Stage 2 loans and advances to
13.0% of total credit card balances (31 December 2024: 15.0%), with lower Stage 2 ECL coverage at 11.9% (31
December 2024: 13.6%)
•Similarly, Stage 3 loans and advances reduced slightly to 1.5% (31 December 2024: 1.6%) with model refinements also contributing to reduce Stage 3 ECL coverage to 44.2% (31 December 2024: 50.2%)
UK unsecured loans and overdrafts
•UK unsecured loans and overdraft balances increased to £12.2 billion (2024: £10.7 billion) driven by organic balance growth and lower repayments
•The impairment charge of £257 million for 2025 is lower than the charge of £272 million for 2024, largely due to loss rate model refinements. ECL and coverage are both lower at a total level and across all stages
•Strong credit performance and higher portfolio balances within unsecured loans resulted in a slight reduction in
Stage 2 loans and advances to 11.5% of total balances (31 December 2024: 11.6%), with Stage 2 ECL coverage lower at 15.3% (31 December 2024: 18.8%)
•Similarly, Stage 3 loans and advances remained stable at 1.6% (31 December 2024: 1.6%), with model refinements also contributing to reduce Stage 3 ECL coverage to 58.0% (31 December 2024: 67.4%)
UK Motor Finance
•UK Motor Finance balances (which exclude operating leases) increased to £17.1 billion (2024: £16.4 billion), driven by retail demand, alongside increased stocking
•Updates to Residual Value (RV) and Voluntary Termination (VT) provisions held against Personal Contract
Purchase (PCP) and Hire Purchase (HP) lending are included within ECL and the impairment charge. Volatility in used vehicle values have primarily driven an ECL increase to £243 million as at 31 December 2025 (31 December
2024: £178 million)
•The impairment charge of £212 million for 2025 is higher than the charge of £116 million for 2024, reflecting increased RV and VT charges year-on-year. Increased RV and VT provisions drove increases to Stage 2 ECL coverage to 5.3% (31 December 2024: 4.8%), with Stage 2 loans and advances increasing slightly to 16.2% (31
December 2024: 14.6%)
•Stage 3 loans and advances remained stable at 0.8% (31 December 2024: 0.8%), with Stage 3 ECL coverage reducing slightly to 56.0% (31 December 2024: 58.1%)
Other
•Other Retail loans and advances increased to £21.8 billion (31 December 2024: £18.0 billion), largely driven by growth in the European business
•Stage 2 loans and advances reduced to 1.8% (31 December 2024: 2.9%), due to higher portfolio balances, with coverage across stages broadly stable. Stage 3 loans and advances remained stable at 0.7% of total loans and advances (31 December 2024: 0.8%)
•There was a £4 million impairment charge in 2025, compared to a £7 million credit in 2024
Commercial Banking
•Portfolio credit performance remained strong. The Group continues to monitor external developments and their impact upon the macroeconomic climate generally and also on specific sectors within the portfolio
•Credit strategies and policy remain robust, and within risk appetite tolerances. The Group remains focused on credit underwriting and monitoring standards, and proactively managing higher risk and cyclical sector exposures

Page 30 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CREDIT RISK (continued)
Commercial Banking (continued)
•The Group continues to review segments of portfolios as appropriate, ensuring credit strategies, appetite, sensitivities and mitigation action plans are up-to-date and suitable for rapid action in response to both risks and opportunities, whilst supporting clients in the right way and ensuring the Group is protected
•Credit playbooks, covering a range of potential credit downside scenarios, are maintained and refreshed as conditions evolve. Early warning indicators and risk appetite metrics are tracked and provide timely insight to enable proactive action where appropriate
•The Group continues to provide early support to customers in difficulty through focused risk management via its
Watchlist and Business Support framework. The approach balances prudent risk appetite with ensuring support for financially viable clients, reinforcing the Group’s commitment to resilience and responsible client management
•Commercial Banking UK Real Estate committed drawn lending grew by £0.7 billion to £10.0 billion in 2025 (net of £2.6 billion exposures subject to protection through significant risk transfer (SRT) securitisations).
Performance has remained strong and stable within this sector, with a decrease in cases in its Watchlist category and limited flow into Business Support
•The net impairment charge in 2025 was £60 million, versus a credit of £14 million in 2024 and includes a
£74 million charge from the updated macroeconomic outlook, including a judgemental adjustment in respect of global tariff and geo-political disruption risks. Excluding macroeconomic updates, a small number of single name charges were observed in the first half of the year, largely isolated to a single sector and not representative of trends across the portfolio. This has been offset by releases from Stage 1 and Stage 2 provisions capturing strong credit performance and reducing interest rates throughout the year
•ECL allowances decreased in the year to £883 million in 2025 (31 December 2024: £985 million), also as a result of favourable model updates partially offset by single name cases
•Stage 2 loans and advances increased to £5,364 million (31 December 2024: £5,168 million). Stage 2 as a proportion of total loans and advances to customers is stable at 5.9% (31 December 2024: 5.8%) with stable credit performance and model updates resulting in lower Stage 2 ECL coverage at 5.6% (31 December 2024:
6.1%)
•Stage 3 loans and advances decreased to £1,757 million (31 December 2024: £1,839 million) and as a proportion of total loans and advances to customers to 1.9% (31 December 2024: 2.1%), given movements in the first half of
2025. Stage 3 ECL coverage is lower at 21.8% (31 December 2024: 22.6%)
Business and Commercial Banking
•Business and Commercial Banking lending reduced to £28.7 billion (31 December 2024: £30.2 billion), driven by government-backed lending repayments. Excluding these, the lending portfolio grew in the year
•A net impairment credit of £53 million in 2025 compares to a charge of £47 million in 2024, driven by improved expectations for accounts in recoveries alongside continued strong credit performance
•Stage 2 loans and advances increased to £3,329 million (31 December 2024: £3,172 million). Stage 2 as a proportion of total loans and advances to customers increased to 11.6% (31 December 2024: 10.5%), while
Stage 2 ECL coverage decreased to 5.0% (31 December 2024: 5.9%) following model updates
•Stage 3 loans and advances decreased to £979 million (31 December 2024: £1,197 million), primarily driven by repayments and reduced to 3.4% (31 December 2024: 4.0%) as a proportion of total loans and advances. Stage 3
ECL coverage reduced to 12.3% (31 December 2024: 13.9%)
Corporate and Institutional Banking
•Corporate and Institutional lending grew to £62.5 billion (31 December 2024: £58.3 billion), reflecting growth in
Institutional balances including securitised products, alongside corporate infrastructure growth
•A net impairment charge of £113 million in 2025 compares to an impairment credit of £61 million in 2024, driven by a small number of single name charges, primarily in the first half of the year
•Stage 2 loans and advances increased to £2,035 million (31 December 2024: £1,996 million). Stage 2 as a proportion of total loans and advances to customers is stable at 3.3% (31 December 2024: 3.4%), with Stage 2
ECL coverage at 6.7%(31 December 2024: 6.5%)
•Stage 3 loans and advances increased to £778 million (31 December 2024: £642 million) and as a proportion of total loans and advances to customers to 1.2% (31 December 2024: 1.1%), driven by a small number of single name transfers to Stage 3, mainly in the first half of the year. Stage 3 ECL coverage decreased to 33.8% (31 December
2024: 38.8%) following the write-off of a large longstanding case that was fully provided for

Page 31 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CREDIT RISK (continued)
Base case and MES economic assumptions
The Group’s base case economic scenario has been updated to reflect global developments and changes in domestic economic policy. The Group’s updated base case scenario has the following conditioning assumptions.
First, developments in global conflicts, technology or financial sector issues do not cause a significant degree of financial market volatility. Second, the US effective tariff rate is maintained at levels prevailing at the balance sheet date pending a switch to a sector-based tariff framework. Third, the UK’s macroeconomic framework for monetary and fiscal policy remains in place, alongside broader continuity on other areas of government policy.
Based on these assumptions and incorporating the economic data published for the third quarter of 2025, the
Group’s base case scenario is for a slow expansion in gross domestic product (GDP) and a further rise in the unemployment rate alongside small gains in residential and commercial property prices. With underlying inflationary pressures expected to recede, modest further reductions in UK Bank Rate are expected to continue in
2026. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables as at the fourth quarter of 2025. Actual data for this period, or restatements of past data, may have since emerged prior to publication and have not been included.
The Group’s approach to generating alternative economic scenarios is set out in detail in note 21 to the financial statements of the Group’s 2024 annual report and accounts. Since 30 September 2025, the non-modelled adjustments previously applied to UK Bank Rate and CPI inflation in the severe downside scenario have been removed. This is because the incremental ECL impact is no longer considered sufficiently material to justify their application. Accordingly, its removal has had no material impact on ECL.
UK economic assumptions – base case scenario by quarter
Key quarterly assumptions made by the Group in the base case scenario are shown below. GDP growth is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank
Rate are presented as at the end of each quarter.

At 31 December 2025	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%	First quarter 2026%	Second quarter 2026%	Third quarter 2026%	Fourth quarter 2026%

Gross domestic product growth	0.7	0.3	0.1	0.3	0.3	0.3	0.4	0.4
Unemployment rate	4.5	4.7	5.0	5.1	5.3	5.3	5.2	5.1
House price growth	2.9	2.7	1.3	0.8	1.3	1.6	1.6	1.6
Commercial real estate price growth	2.5	2.6	2.6	1.2	0.5	0.2	0.1	0.6
UK Bank Rate	4.50	4.25	4.00	3.75	3.75	3.50	3.25	3.25
CPI inflation	2.8	3.5	3.8	3.7	3.3	2.6	2.2	2.2

At 31 December 2024	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%

Gross domestic product growth	0.7	0.4	0.0	0.1	0.2	0.3	0.3	0.3
Unemployment rate	4.3	4.2	4.3	4.4	4.5	4.6	4.7	4.8
House price growth	0.4	1.8	4.6	3.4	3.6	4.0	3.0	2.1
Commercial real estate price growth	(5.3)	(4.7)	(2.8)	0.7	1.8	1.4	0.9	0.3
UK Bank Rate	5.25	5.25	5.00	4.75	4.50	4.25	4.00	4.00
CPI inflation	3.5	2.1	2.0	2.5	2.4	3.0	2.9	2.7

Page 32 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CREDIT RISK (continued)
Base case and MES economic assumptions (continued)
UK economic assumptions – scenarios by year
Key annual assumptions made by the Group are shown below. GDP growth and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 31 December 2025	2025%	2026%	2027%	2028%	2029%	2025-2029 average %

Upside
Gross domestic product growth	1.4	2.0	2.3	1.6	1.6	1.8
Unemployment rate	4.8	4.2	3.2	3.1	3.2	3.7
House price growth	0.8	3.5	7.1	6.9	6.0	4.8
Commercial real estate price growth	1.2	7.9	4.9	1.7	0.8	3.2
UK Bank Rate	4.13	3.94	4.59	5.07	5.33	4.61
CPI inflation	3.4	2.6	2.4	2.8	3.1	2.9

Base case
Gross domestic product growth	1.4	1.2	1.4	1.5	1.6	1.4
Unemployment rate	4.8	5.2	4.8	4.6	4.5	4.8
House price growth	0.8	1.6	1.9	2.2	3.1	1.9
Commercial real estate price growth	1.2	0.6	1.7	0.5	0.2	0.9
UK Bank Rate	4.13	3.44	3.25	3.44	3.50	3.55
CPI inflation	3.4	2.6	2.2	2.2	2.3	2.6

Downside
Gross domestic product growth	1.4	(0.3)	(0.5)	1.1	1.6	0.7
Unemployment rate	4.8	6.6	7.5	7.4	7.0	6.7
House price growth	0.8	(0.2)	(4.7)	(5.7)	(2.8)	(2.6)
Commercial real estate price growth	1.2	(7.1)	(4.2)	(2.7)	(2.3)	(3.1)
UK Bank Rate	4.13	2.74	1.09	0.75	0.52	1.85
CPI inflation	3.4	2.6	2.0	1.4	1.0	2.1

Severe downside
Gross domestic product growth	1.4	(1.9)	(1.8)	0.7	1.4	0.0
Unemployment rate	4.8	8.3	10.2	9.9	9.4	8.5
House price growth	0.8	(1.2)	(11.1)	(12.2)	(7.8)	(6.5)
Commercial real estate price growth	1.2	(17.4)	(9.8)	(7.4)	(5.4)	(8.0)
UK Bank Rate	4.13	1.91	0.10	0.03	0.01	1.24
CPI inflation	3.4	2.6	1.7	0.5	(0.4)	1.6

Probability-weighted
Gross domestic product growth	1.4	0.7	0.8	1.3	1.6	1.2
Unemployment rate	4.8	5.6	5.7	5.5	5.4	5.4
House price growth	0.8	1.3	0.2	(0.2)	1.1	0.6
Commercial real estate price growth	1.2	(1.3)	(0.3)	(0.9)	(0.9)	(0.4)
UK Bank Rate	4.13	3.23	2.69	2.78	2.81	3.13
CPI inflation	3.4	2.6	2.2	2.0	1.9	2.4

Page 33 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CREDIT RISK (continued)
Base case and MES economic assumptions (continued)

At 31 December 2024	2024%	2025%	2026%	2027%	2028%	2024-2028 average %

Upside
Gross domestic product growth	0.8	1.9	2.2	1.5	1.4	1.6
Unemployment rate	4.3	3.5	2.8	2.7	2.8	3.2
House price growth	3.4	3.7	6.5	6.6	5.4	5.1
Commercial real estate price growth	0.7	7.8	6.7	3.2	0.5	3.7
UK Bank Rate	5.06	4.71	5.02	5.19	5.42	5.08
CPI inflation	2.6	2.8	2.6	2.9	3.0	2.8

Base case
Gross domestic product growth	0.8	1.0	1.4	1.5	1.5	1.2
Unemployment rate	4.3	4.7	4.7	4.5	4.5	4.5
House price growth	3.4	2.1	1.0	1.4	2.4	2.0
Commercial real estate price growth	0.7	0.3	2.5	1.9	0.0	1.1
UK Bank Rate	5.06	4.19	3.63	3.50	3.50	3.98
CPI inflation	2.6	2.8	2.4	2.4	2.2	2.5

Downside
Gross domestic product growth	0.8	(0.5)	(0.4)	1.0	1.5	0.5
Unemployment rate	4.3	6.0	7.4	7.4	7.1	6.4
House price growth	3.4	0.6	(5.5)	(6.6)	(3.4)	(2.4)
Commercial real estate price growth	0.7	(7.8)	(3.1)	(0.9)	(2.3)	(2.7)
UK Bank Rate	5.06	3.53	1.56	0.96	0.68	2.36
CPI inflation	2.6	2.8	2.3	1.8	1.2	2.1

Severe downside
Gross domestic product growth	0.8	(1.9)	(1.5)	0.7	1.3	(0.1)
Unemployment rate	4.3	7.7	10.0	10.0	9.7	8.4
House price growth	3.4	(0.8)	(12.4)	(13.6)	(8.8)	(6.7)
Commercial real estate price growth	0.7	(17.4)	(8.5)	(5.5)	(5.7)	(7.5)
UK Bank Rate – modelled	5.06	2.68	0.28	0.08	0.02	1.62
UK Bank Rate – adjusted[1]	5.06	4.03	2.70	2.23	1.95	3.19
CPI inflation – modelled	2.6	2.8	1.9	1.0	0.1	1.7
CPI inflation – adjusted[1]	2.6	3.6	2.1	1.4	0.8	2.1

Probability-weighted
Gross domestic product growth	0.8	0.5	0.8	1.2	1.4	1.0
Unemployment rate	4.3	5.0	5.5	5.4	5.3	5.1
House price growth	3.4	1.8	(0.7)	(1.0)	0.4	0.8
Commercial real estate price growth	0.7	(1.7)	1.0	0.7	(1.1)	(0.1)
UK Bank Rate – modelled	5.06	4.00	3.09	2.90	2.88	3.59
UK Bank Rate – adjusted[1]	5.06	4.13	3.33	3.12	3.08	3.74
CPI inflation – modelled	2.6	2.8	2.4	2.2	1.9	2.4
CPI inflation – adjusted[1]	2.6	2.9	2.4	2.3	2.0	2.4
1The adjustment to UK Bank Rate and CPI inflation in the severe downside was considered to better reflect the risks around the
Group’s base case view in an economic environment where the risks of supply and demand shocks are more balanced.

Page 34 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
LIQUIDITY RISK
Overview
The Group has maintained its strong funding and liquidity position. Total wholesale funding has increased to
£99.4 billion as at 31 December 2025 (31 December 2024: £92.5 billion). The Group maintains access to diverse sources and tenors of funding.
The Group’s liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR)1 of 145% as at 31 December 2025 (31 December 2024: 146%) calculated on a Group consolidated basis based on the PRA rulebook. The decrease in the LCR resulted from a reduction in liquid assets, from an increase in lending and repayments of Bank of England Term Funding Scheme with additional incentives for SMEs (TFSME) partially offset by an increase in customer deposits, and a decrease in net cash outflows, primarily from a reduction in outflows related to derivative exposures arising from historic market volatility. All assets within the liquid asset portfolio are hedged for interest rate risk. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR representing the composite of the Ring-Fenced Bank and Non-Ring-Fenced Bank entities.
LCR eligible assets1 have reduced to £131.4 billion (31 December 2024: £134.4 billion), primarily driven by an increase in lending and TFSME repayments, partially offset by an increase in customer deposits. In addition to the
Group’s reported LCR eligible assets, the Group maintains borrowing capacity at central banks which averaged
£87 billion in the year to 31 December 2025 (31 December 2024: £72 billion). The net stable funding ratio remains strong at 124% (calculated as a quarterly simple average over the previous four quarters) as at 31 December 2025
(31 December 2024: 129%).
LCR eligible assets comprise £125.8 billion LCR level 1 eligible assets (31 December 2024: £128.5 billion) and
£5.6 billion LCR level 2 eligible assets (31 December 2024: £5.9 billion). These assets are available to meet cash and collateral outflows and regulatory requirements. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk.
The banking business also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard to external market conditions.
During 2025, the Group accessed wholesale funding across a range of currencies and markets with term issuance volumes totalling £13.8 billion. The total outstanding amount of drawings from the TFSME has reduced to
£8.8 billion as at 31 December 2025 (31 December 2024: £21.9 billion), with further maturities in 2027 and beyond.
The repayment of TFSME maturities has been factored into the Group’s funding plans.
The Group’s credit ratings are well positioned and continue to reflect the strength of the Group’s management and franchise, along with its robust financial performance, capital and funding position. In September 2025, S&P upgraded the Group’s issuer credit rating by one notch.
1Based on a monthly simple average over the previous 12 months.

Page 35 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
LIQUIDITY RISK (continued)
Group funding requirements and sources

	At 31 Dec 2025 £bn	At 31 Dec 2024 £bn	Change %

Group funding position
Total Group assets	944.1	906.7	4
Less other liabilities[1]	(261.7)	(247.8)	(6)
Funding requirements	682.4	658.9	4

Customer deposits	496.5	482.7	3
Wholesale funding[2]	99.4	92.5	7
Repurchase agreements – non-trading	29.8	15.9	87
Term Funding Scheme with additional incentives for SMEs (TFSME)	8.8	21.9	(60)
Repurchase agreements at amortised cost	38.6	37.8	2
Total equity	47.9	45.9	4
Funding sources	682.4	658.9	4
1Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.
2The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to cash collateral of £1.5 billion
(31 December 2024: £2.8 billion).
Reconciliation of Group funding to the balance sheet

At 31 December 2025	Included in funding analysis £bn	Cash collateral received[1] £bn	Fair value and other accounting methods £bn	Balance sheet £bn

Deposits from banks	3.8	2.0	–	5.8
Debt securities in issue	83.9	–	(5.6)	78.3
Subordinated liabilities	11.7	–	(1.8)	9.9
Total wholesale funding	99.4	2.0
Customer deposits	496.5	–	–	496.5
Repurchase agreements at amortised cost	38.6	–	–	38.6
Total equity	47.9	–	–	47.9
Funding sources	682.4	2.0

At 31 December 2024
Deposits from banks	3.1	3.2	(0.1)	6.2
Debt securities in issue	77.2	–	(6.4)	70.8
Subordinated liabilities	12.2	–	(2.1)	10.1
Total wholesale funding	92.5	3.2
Customer deposits	482.7	–	–	482.7
Repurchase agreements at amortised cost	37.8	–	–	37.8
Total equity	45.9	–	–	45.9
Funding sources	658.9	3.2
1The Group enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Group holds cash collateral on its balance sheet in respect of these agreements. At 31 December 2025, £2.0 billion (31 December 2024: £3.2 billion) was with bank counterparties, of which
£1.5 billion (31 December 2024: £2.8 billion) relates primarily to the Global Markets business of Lloyds Bank Corporate Markets plc, whilst £0.5 billion (31 December 2024: £0.4 billion) relates to the Insurance business.

Page 36 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
LIQUIDITY RISK (continued)
Analysis of term issuance in 2025

	Sterling £bn	US dollar £bn	Euro £bn	Other currencies[1] £bn	Total £bn

Securitisation[2]	0.8	–	0.6	–	1.4
Covered bonds	1.0	–	0.4	–	1.4
Senior unsecured notes	0.8	3.7	2.5	0.7	7.7
Subordinated liabilities	–	0.9	0.9	–	1.8
Additional tier 1	0.7	0.8	–	–	1.5
Total issuance	3.3	5.4	4.4	0.7	13.8
1Includes Australian dollar, Swiss franc, Hong Kong dollar and Japanese yen.
2Securitisation includes externally issued notes from significant risk transfer transactions.
INTEREST RATE SENSITIVITY
The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. The notional balance of the sterling structural hedge stood at £244 billion at 31 December 2025 (31 December 2024: £242 billion).
Illustrative cumulative impact of parallel shifts in interest rate curve1
The table below shows the banking book net interest income sensitivity to an instantaneous parallel shift in interest rates. Sensitivities reflect shifts in the interest rate curve. The actual impact will also depend on the prevailing regulatory and competitive environment at the time. This sensitivity is illustrative and does not reflect new business margin implications and/or pricing actions today or in future periods, other than as outlined. The sensitivity is greater on downward parallel shifts due to pricing lags on deposit accounts.
The following assumptions have been applied:
•Instantaneous parallel shift in interest rate curve, including UK Bank Rate
•Balance sheet remains constant
•Illustrative 50% pass-through on deposits and 100% pass-through on assets, which could be different in practice

	Year 1 £m	Year 2 £m	Year 3 £m

+50 basis points	c.225	c.400	c.675
+25 basis points	c.100	c.200	c.325
-25 basis points	(c.125)	(c.200)	(c.350)
-50 basis points	(c.275)	(c.400)	(c.675)
1Sensitivity based on modelled impact on banking book net interest income, including the future impact of structural hedge maturities. Annual impacts are presented for illustrative purposes only and are based on a number of assumptions which are subject to change. Year 1 reflects the 12 months from the 31 December 2025 balance sheet position.

Page 37 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
STATUTORY INFORMATION
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	2025 £m	2024[1] £m

Interest income	30,749	31,288
Interest expense	(17,519)	(19,011)
Net interest income	13,230	12,277
Fee and commission income	3,118	2,943
Fee and commission expense	(1,334)	(1,184)
Net fee and commission income	1,784	1,759
Net trading income	1,485	1,812
Insurance revenue	3,438	3,291
Insurance service expense	(2,543)	(2,733)
Net expense from reinsurance contracts held	(139)	(72)
Insurance service result	756	486
Net investment return on assets held to back insurance and investment contracts	23,844	16,013
Net finance expense in respect of insurance and investment contracts	(24,044)	(16,278)
Net investment return and finance result in respect of insurance and investment contracts	(200)	(265)
Other operating income	2,367	1,934
Other income	6,192	5,726
Total income	19,422	18,003
Operating expenses	(11,966)	(11,601)
Impairment	(795)	(431)
Profit before tax	6,661	5,971
Tax expense	(1,904)	(1,494)
Profit for the year	4,757	4,477

Profit attributable to ordinary shareholders	4,196	3,923
Profit attributable to other equity holders	463	498
Profit attributable to equity holders	4,659	4,421
Profit attributable to non-controlling interests	98	56
Profit for the year	4,757	4,477

Basic earnings per share	7.0p	6.3p
Diluted earnings per share	6.9p	6.2p
1Comparative periods have been represented for presentational changes. See note 1.

Page 38 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	2025 £m	2024[1] £m

Profit for the year	4,757	4,477
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(520)	(768)
Current tax	50	50
Deferred tax	85	154
	(385)	(564)
Movements in revaluation reserve in respect of equity shares held at FVOCI:
Change in fair value	34	93
Deferred tax	–	–
	34	93
Gains and losses attributable to own credit risk:
Losses before tax	(126)	(78)
Deferred tax	35	22
	(91)	(56)

	(442)	(527)

Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at FVOCI:
Change in fair value	34	(53)
Current tax	1	1
Deferred tax	(8)	14
	27	(38)
Income statement transfers in respect of disposals	(3)	(7)
Deferred tax	1	2
	(2)	(5)
Income statement transfers in respect of impairment	(1)	(3)
	24	(46)

Movements in cash flow hedge reserve:
Effective portion of changes in fair value taken to other comprehensive income	482	(2,577)
Deferred tax	(136)	719
	346	(1,858)
Net income statement transfers	1,869	2,597
Deferred tax	(523)	(728)
	1,346	1,869
	1,692	11

Movements in foreign currency translation reserve: Currency translation differences (tax: £nil)	54	(73)

	1,770	(108)

Total other comprehensive income (loss) for the year, net of tax	1,328	(635)
Total comprehensive income for the year	6,085	3,842

Total comprehensive income attributable to ordinary shareholders	5,524	3,288
Total comprehensive income attributable to other equity holders	463	498
Total comprehensive income attributable to equity holders	5,987	3,786
Total comprehensive income attributable to non-controlling interests	98	56
Total comprehensive income for the year	6,085	3,842
1Current tax and deferred tax impacts, previously shown in aggregate for each reserve, are now presented alongside each line item. Comparatives are represented on a consistent basis.

Page 39 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 31 Dec 2025 £m	At 31 Dec 2024 £m

Assets
Cash and balances at central banks	56,661	62,705
Financial assets at fair value through profit or loss	240,413	215,925
Derivative financial instruments	19,727	24,065
Loans and advances to banks	7,236	7,900
Loans and advances to customers	481,463	459,857
Reverse repurchase agreements	50,986	49,476
Debt securities	13,987	14,544
Financial assets at amortised cost	553,672	531,777
Financial assets at fair value through other comprehensive income	36,320	30,690
Goodwill and other intangible assets	8,593	8,188
Current tax recoverable	1,346	526
Deferred tax assets	3,990	5,005
Retirement benefit assets	2,695	3,028
Other assets	20,655	24,788
Total assets	944,072	906,697

Liabilities
Deposits from banks	5,779	6,158
Customer deposits	496,457	482,745
Repurchase agreements at amortised cost	38,570	37,760
Financial liabilities at fair value through profit or loss	27,909	27,611
Derivative financial instruments	16,132	21,676
Notes in circulation	2,118	2,121
Debt securities in issue at amortised cost	78,271	70,834
Liabilities arising from insurance and participating investment contracts	135,284	122,064
Liabilities arising from non-participating investment contracts	61,640	51,228
Other liabilities	20,945	25,918
Retirement benefit obligations	120	122
Current tax liabilities	52	45
Deferred tax liabilities	146	125
Provisions	2,888	2,313
Subordinated liabilities	9,894	10,089
Total liabilities	896,205	860,809

Equity
Share capital	5,889	6,062
Share premium account	18,797	18,720
Other reserves	10,744	8,827
Retained profits	6,291	5,912
Ordinary shareholders’ equity	41,721	39,521
Other equity instruments	5,947	6,195
Total equity excluding non-controlling interests	47,668	45,716
Non-controlling interests	199	172
Total equity	47,867	45,888
Total equity and liabilities	944,072	906,697

Page 40 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to ordinary shareholders					Other equity instruments £m	Non- controlling interests £m	Total £m
	Share capital[2] £m	Share premium[2] £m	Other reserves £m	Retained profits £m	Total £m

At 1 January 2025	6,062	18,720	8,827	5,912	39,521	6,195	172	45,888
Comprehensive income
Profit for the year	–	–	–	4,196	4,196	463	98	4,757
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	–	(385)	(385)	–	–	(385)
Movements in revaluation reserve in respect of FVOCI assets, net of tax:
Debt securities	–	–	24	–	24	–	–	24
Equity shares	–	–	34	–	34	–	–	34
Gains and losses attributable to own credit risk, net of tax	–	–	–	(91)	(91)	–	–	(91)
Movements in cash flow hedge reserve, net of tax	–	–	1,692	–	1,692	–	–	1,692
Movements in foreign currency translation reserve, net of tax	–	–	54	–	54	–	–	54
Total other comprehensive income (loss)	–	–	1,804	(476)	1,328	–	–	1,328
Total comprehensive income[1]	–	–	1,804	3,720	5,524	463	98	6,085
Transactions with owners
Dividends	–	–	–	(2,000)	(2,000)	–	(51)	(2,051)
Distributions on other equity instruments	–	–	–	–	–	(463)	–	(463)
Issue of ordinary shares	47	77	–	–	124	–	–	124
Share buyback	(220)	–	220	(1,710)	(1,710)	–	–	(1,710)
Issue of other equity instruments	–	–	–	(7)	(7)	1,511	–	1,504
Repurchases and redemptions of other equity instruments	–	–	–	–	–	(1,759)	–	(1,759)
Movement in treasury shares	–	–	–	38	38	–	–	38
Value of employee services	–	–	–	211	211	–	–	211
Changes in non- controlling interests	–	–	–	20	20	–	(20)	–
Total transactions with owners	(173)	77	220	(3,448)	(3,324)	(711)	(71)	(4,106)
Realised gains and losses on FVOCI equity shares	–	–	(107)	107	–	–	–	–
At 31 December 2025	5,889	18,797	10,744	6,291	41,721	5,947	199	47,867
1Total comprehensive income attributable to owners of the parent was a surplus of £5,987 million.
2Share capital and share premium, previously presented in aggregate, are shown separately. Comparatives have been represented on a consistent basis.

Page 41 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders					Other equity instruments £m	Non- controlling interests £m	Total £m
	Share capital[2] £m	Share premium[2] £m	Other reserves £m	Retained profits £m	Total £m

At 1 January 2024	6,358	18,568	8,508	6,790	40,224	6,940	201	47,365
Comprehensive income
Profit for the year	–	–	–	3,923	3,923	498	56	4,477
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	–	(564)	(564)	–	–	(564)
Movements in revaluation reserve in respect of FVOCI assets, net of tax:
Debt securities	–	–	(46)	–	(46)	–	–	(46)
Equity shares	–	–	93	–	93	–	–	93
Gains and losses attributable to own credit risk, net of tax	–	–	–	(56)	(56)	–	–	(56)
Movements in cash flow hedge reserve, net of tax	–	–	11	–	11	–	–	11
Movements in foreign currency translation reserve, net of tax	–	–	(73)	–	(73)	–	–	(73)
Total other comprehensive loss	–	–	(15)	(620)	(635)	–	–	(635)
Total comprehensive (loss) income[1]	–	–	(15)	3,303	3,288	498	56	3,842
Transactions with owners
Dividends	–	–	–	(1,828)	(1,828)	–	(83)	(1,911)
Distributions on other equity instruments	–	–	–	–	–	(498)	–	(498)
Issue of ordinary shares	73	117	–	–	190	–	–	190
Share buyback	(369)	–	369	(2,011)	(2,011)	–	–	(2,011)
Redemption of preference shares	–	35	(35)	–	–	–	–	–
Issue of other equity instruments	–	–	–	(6)	(6)	763	–	757
Repurchases and redemptions of other equity instruments	–	–	–	(316)	(316)	(1,508)	–	(1,824)
Movement in treasury shares	–	–	–	(173)	(173)	–	–	(173)
Value of employee services	–	–	–	153	153	–	–	153
Changes in non- controlling interests	–	–	–	–	–	–	(2)	(2)
Total transactions with owners	(296)	152	334	(4,181)	(3,991)	(1,243)	(85)	(5,319)
Realised gains and losses on equity shares held at FVOCI	–	–	–	–	–	–	–	–
At 31 December 2024	6,062	18,720	8,827	5,912	39,521	6,195	172	45,888
1Total comprehensive income attributable to owners of the parent was a surplus of £3,786 million.
2Share capital and share premium, previously presented in aggregate, are shown separately. Comparatives have been represented on a consistent basis.

Page 42 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	2025 £m	2024 £m

Cash flows from operating activities
Profit before tax	6,661	5,971
Adjustments for:
Change in operating assets	(40,689)	(39,622)
Change in operating liabilities	35,403	23,603
Non-cash and other items	6,431	5,990
Tax paid	(2,305)	(1,305)
Tax refunded	200	970
Net cash provided by (used in) operating activities	5,701	(4,393)
Cash flows used in investing activities
Purchase of financial assets	(19,762)	(10,518)
Proceeds from sale and maturity of financial assets	14,309	7,062
Purchase of property, plant and equipment	(5,071)	(4,364)
Purchase of other intangible assets	(1,252)	(1,259)
Proceeds from sale of property, plant and equipment	1,560	1,505
Proceeds from sale of goodwill and other intangible assets	–	62
Acquisition of businesses and joint ventures, net of cash acquired	27	(179)
Net cash used in investing activities	(10,189)	(7,691)
Cash flows used in financing activities
Dividends paid to ordinary shareholders	(2,000)	(1,828)
Distributions in respect of other equity instruments	(463)	(498)
Distributions in respect of non-controlling interests	(51)	(83)
Interest paid on subordinated liabilities	(806)	(622)
Proceeds from issue of subordinated liabilities	1,757	812
Proceeds from issue of other equity instruments	1,504	757
Proceeds from issue of ordinary shares	99	187
Share buyback	(1,710)	(2,011)
Repayment of subordinated liabilities	(1,928)	(819)
Repurchases and redemptions of other equity instruments	(1,759)	(1,824)
Change in stake of non-controlling interests	–	(2)
Net cash used in financing activities	(5,357)	(5,931)
Effects of exchange rate changes on cash and cash equivalents	(378)	(7)
Change in cash and cash equivalents	(10,223)	(18,022)
Cash and cash equivalents at beginning of year	70,816	88,838
Cash and cash equivalents at end of year	60,593	70,816
Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 31 December 2025 is
£16 million (31 December 2024: £23 million) of restricted cash and cash equivalents held within the Group’s long-
term insurance and investments operations, which is not immediately available for use in the business.

Page 43 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Note 1: Basis of preparation and accounting policies
These condensed consolidated financial statements as at and for the year to 31 December 2025 comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the
Group’s consolidated financial statements as at and for the year ended 31 December 2024 which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. Copies of the 2025 annual report on Form 20-F will be available from 18 February 2026, via the Group’s website.
The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements. In reaching this assessment, the directors have considered the Group’s capital and funding position, the impact of climate change upon the Group’s future performance and the results from stress testing scenarios.
The Group’s accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2024 and there have been no changes in the Group’s methods of computation.
Net investment return on assets held to back insurance and investment contracts, previously shown within net trading income, is presented separately on the face of the income statement. Net finance expense in respect of insurance and investment contracts, previously shown outside total income in the income statement, is included within other income as part of total income. This change has been made to represent more clearly the impact of the Group’s insurance business on the results. Comparative periods are represented on a consistent basis.
Note 2: Critical accounting judgements and key sources of estimation uncertainty
The preparation of the Group’s financial statements in accordance with IFRS Accounting Standards requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from these estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing these condensed consolidated financial statements, the Group has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-related risks in the short-term.
The critical accounting judgements and key sources of estimation uncertainty made by management in applying the Group's accounting policies are unchanged from 31 December 2024 and are set out in full in the Group’s 2024 annual report and accounts.

Page 44 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 3: Provisions
Regulatory and legal provisions
In the course of its business, the Group is engaged on a regular basis in discussions with UK and overseas regulators and other governmental authorities on a range of matters, including legal and regulatory reviews and, from time to time, enforcement investigations (including in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, employment, business conduct, systems and controls, environmental, sustainability, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions). Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and/or regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities and/or fines. The Group also receives complaints and pre-
action correspondence in connection with its past conduct and claims brought or threatened by or on behalf of current and former employees, customers (including their appointed representatives), investors and other third parties and is subject to legal proceedings and other legal actions from time to time. Any of these matters, events or circumstances could have a material adverse effect on the Group’s financial position, operations or cash flows.
Provisions are held where the Group can reliably estimate a probable outflow of economic resources. The ultimate liability of the Group may be significantly more, or less, than the amount of any provision recognised. If the Group is unable to determine a reliable estimate, a contingent liability is disclosed. The recognition of a provision does not amount to an admission of liability or wrongdoing on the part of the Group. During the full year to 31 December
2025 the Group charged a further £968 million in respect of legal actions and other regulatory matters and the unutilised balance at 31 December 2025 was £2,276 million (31 December 2024: £1,600 million). The most significant items are outlined below.
Motor commission review
The Group recognised a further £800 million provision in the third quarter of 2025 following the FCA’s announcement in October 2025 that it intends to implement a motor finance commission redress scheme. As at 31
December 2025, the total provision recognised is £1,950 million.
The Supreme Court judgment in Johnson v FirstRand Bank Limited in August 2025 found that there was an unfair relationship under s.140A of the Consumer Credit Act (CCA). Following the Supreme Court judgment, the FCA published Consultation Paper CP25/27 in October 2025 setting out detailed proposals for a scheme (including their proposed basis) to redress unfair customer relationships.
The increased provision reflects the increased likelihood of a higher number of scheme cases (i.e. discretionary commission arrangements, commercial tie or high commission arrangements) being eligible for redress, including those dating back to 2007 and also the likelihood of a higher level of redress than anticipated in the previous scenario-based provision; the FCA's proposed redress calculation approach is less closely linked to customer loss than previously anticipated. The Group has made representations to the FCA on a number of aspects of the proposed scheme.
On 3 December 2025, the FCA announced that the pause on motor finance complaints handling would be lifted on
31 May 2026 for complaints made in relation to the subject matter of the scheme, and that this timeline may be superseded in due course by the operational timetable to be set out in the final scheme rules. The FCA also lifted the pause on handling motor finance complaints in respect of leasing products on 5 December 2025. The Group continues to receive new complaints as well as claims in the County Courts in respect of motor finance commissions. A large number of those claims have been stayed, as has a claim in the Competition Appeal Tribunal.
In April 2026, the Court of Appeal is expected to consider whether, in the context of motor finance claims, it is possible for multiple unfair relationship claims to be dealt with via one omnibus claim form.

Page 45 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 3: Provisions (continued)
Motor commission review (continued)
In establishing the provision estimate, the Group has considered the potential impact of the FCA’s proposed redress scheme, as well as a number of possible modifications to the scheme which might arise as a result of the consultation. The Group will continue to assess developments and potential impacts following the announcement by the FCA of the final scheme rules, which are expected by the end of March 2026. The ultimate financial impact will be determined by a number of factors still to be resolved, in particular the final scheme rules, customer response rates, scheme operating costs, any further interventions and any broader implications of legal proceedings and complaints. Given the significant level of uncertainty in terms of the final outcome, the ultimate financial impact could materially differ from the amount provided. The total £1,950 million provision represents the Group’s current best estimate of the potential impact of the motor finance issue.
HBOS Reading – review
The Group continues to apply the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The Foskett Panel’s full scope and methodology was published on 7 July 2020. The Foskett Panel’s stated objective is to consider cases via a non-
legalistic and fair process and to make its decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.
In June 2022, the Foskett Panel announced an alternative option, in the form of a fixed sum award which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be  victims of the fraud.
All of the population have now had an initial decision, with a small number of the populations’ challenges to the
Panel’s initial decision ongoing through the published process, with operational costs, redress and tax costs associated with the re-reviews recognised within the amount provided.
Notwithstanding the settled claims and the increase in outcomes which builds confidence in the full estimated cost, uncertainties remain and the final outcome could be different. There is no confirmed timeline for the completion of the re-review process nor the separate review by Dame Linda Dobbs. The Group remains committed to implementing the recommendations in full.
Payment protection insurance (PPI)
The Group continues to challenge PPI litigation cases, with mainly operational costs and legal fees associated with litigation activity recognised within regulatory and legal provisions.
Customer claims in relation to insurance branch business in Germany
The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical
Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. Operational costs, redress and legal fees associated with the claims are recognised within regulatory and legal provisions.
Note 4: Dividends on ordinary shares and share buyback
The directors have recommended a final dividend, which is subject to approval by the shareholders at the annual general meeting on 14 May 2026, of 2.43 pence per ordinary share (2024: 2.11 pence per ordinary share). This is equivalent to £1,429 million, before the impact of any cancellations of shares under the Company’s buyback programme (2024: £1,271 million, following cancellations of shares under the Company’s 2025 buyback programme up to the record date), and will be paid on 19 May 2026. These financial statements do not reflect the recommended dividend. Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend.
Share buyback
The Board has announced its intention to implement an ordinary share buyback of up to £1.75 billion. This represents the return of capital, over and above the Board’s view of the current level of capital required to grow the business, meet current and future regulatory requirements and cover uncertainties. The share buyback programme will commence as soon as is practicable and is expected to be completed, subject to continued
authority from the PRA, by 31 December 2026.

Page 46 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 5: Contingent liabilities
Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Group is not a party in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard or any settlements of such litigation. However, the
Group is a member/licensee of Visa and Mastercard and other card schemes.
Litigation has been brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard’s MIFs breached competition law. This includes a final judgment of the Supreme Court in 2020 that certain historic interchange arrangements of
Mastercard and Visa infringed competition law and a subsequent judgment of the Competition Appeal Tribunal in
June 2025 finding that all default interchange fee rules of Mastercard and Visa (including after the Interchange Fee
Regulation) infringed competition law.
Separate litigation was brought on behalf of UK consumers in the English Courts against Mastercard (settlement of which was approved by the Competition Appeal Tribunal in the first half of 2025).
Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc’s acquisition of
Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa
Inc in 2016. In 2016, the Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa
Europe sale documentation) and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock from time to time. Any such releases and any subsequent sales of Visa common stock do not impact the contingent liability.
LIBOR and other trading rates
Certain Group companies, together with other panel banks, were previously named as defendants in private lawsuits in the US in connection with their roles as panel banks contributing to the setting of US dollar, Japanese yen and Sterling London Interbank Offered Rate. Certain Group company dismissals from these lawsuits remain subject to appeal.
Certain Group companies are also named as defendants in two Dutch class actions, raising LIBOR manipulation allegations and one English claim relating to the alleged mis-sale of interest rate hedging products which also includes an allegation of LIBOR manipulation.
It is currently not possible to predict the scope and ultimate outcome on the Group of any private lawsuits. As such, it is not practicable to provide an estimate of any potential financial effect.
Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2020, HMRC concluded its enquiry into the matter and issued a closure notice denying the group relief claim. The Group appealed to the First Tier Tax Tribunal. The hearing took place in May 2023. In January 2025, the First Tier Tribunal concluded in favour of HMRC. The Group believes it has applied the rules correctly and that the claim for group relief is correct. Having reviewed the
Tribunal’s conclusions and having taken appropriate advice the Group has appealed to the Upper Tier Tax
Tribunal, and does not consider this to be a case where an additional tax liability will ultimately fall due. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management believes that this would result in an increase in current tax liabilities of approximately £980 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £270 million. Following the First Tier Tax Tribunal outcome, the tax has been paid to HMRC and recognised as a current tax asset, given the Group’s view that the tax liability will not ultimately fall due. The appeal has been listed for hearing in March 2027, however final conclusion of the judicial process may not be for several years.
There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of costs relating to HBOS Reading), none of which is expected to have a material impact on the financial position of the Group.

Page 47 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 5: Contingent liabilities (continued)
Arena and Sentinel litigation claims
The Group is facing claims brought by (i) Arena Television Limited and Arena Holdings Limited and (ii) Sentinel
Broadcast Limited, alleging breach of duty and/or mandate in connection with an external fraud. The Group is continuing to defend the claims and has applied for permission to appeal the Court’s decision not to determine a central legal issue on a summary basis. At this stage, it is not practicable to estimate the final outcome of the matter and its financial impact (if any) to the Group.
Other legal actions and regulatory matters
In addition, in the course of its business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group actions) brought by or on behalf of current or former employees, customers
(including their appointed representatives), investors or other third parties, as well as legal and regulatory reviews, enquiries and examinations, requests for information, audits, challenges, investigations and enforcement actions, which could relate to a number of issues. This includes matters in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, employment, consumer protection, investment advice, business conduct, systems and controls, environmental, sustainability, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions, some of which may be beyond the Group’s control, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. The Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 3.

Page 48 of 48

LLOYDS BANKING GROUP PLC	2025 RESULTS
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	29 January 2026